04033775

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
Estimated average burden hours per response: 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Federative Republic of Brazil	0000205317
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2003	333-106275
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil, on June 30, 2004.

Federative Republic of Brazil

By: ____________________________

Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Federative Republic of Brazil's Annual Report on Form 18-K for the year ended December 31, 2003 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2004 Annual Budget of the Federative Republic of Brazil

EXHIBIT C

LEI Nº 10.837, DE 16 DE JANEIRO DE 2004.

Estima a receita e fixa a despesa da União para o exercício financeiro de 2004.

O PRESIDENTE DA REPÚBLICA
Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I
DAS DISPOSIÇÕES PRELIMINARES

Art. 1º Esta Lei estima a receita da União para o exercício financeiro de 2004, no montante de R$ 1.502.129.012.295,00 (um trilhão, quinhentos e dois bilhões, cento e vinte e nove milhões, doze mil e duzentos e noventa e cinco reais), e fixa a despesa em igual valor, nos termos do art. 165, § 5º, da Constituição, e do art. 5º da Lei nº 10.707, de 30 de julho de 2003, Lei de Diretrizes Orçamentárias para o exercício de 2004, compreendendo:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Pública Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Pública Federal direta e indireta, bem como os fundos e fundações instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II
DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

Seção I
Da Estimativa da Receita

Art. 2º A receita total estimada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.469.087.406.336,00 (um trilhão, quatrocentos e sessenta e nove bilhões, oitenta e sete milhões, quatrocentos e seis mil e trezentos e trinta e seis reais), discriminada na forma do Anexo I, sendo especificadas, nos incisos deste artigo, a receita de cada Orçamento e a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei Complementar nº 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal:

I - Orçamento Fiscal: R$ 396.724.445.938,00 (trezentos e noventa e seis bilhões, setecentos e vinte e quatro milhões, quatrocentos e quarenta e cinco mil, novecentos e trinta e oito reais), excluída a receita de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 212.321.546.108,00 (duzentos e doze bilhões, trezentos e vinte e um milhões, quinhentos e quarenta e seis mil e cento e oito reais); e

III - Refinanciamento da dívida pública federal: R$ 860.041.414.290,00 (oitocentos e sessenta bilhões, quarenta e um milhões, quatrocentos e quatorze mil, duzentos e noventa reais), constantes do Orçamento Fiscal.

Parágrafo único. A estimativa de receita do Orçamento Fiscal inclui o montante de R$ 29.453.361.033,00 (vinte e nove bilhões, quatrocentos e cinqüenta e três milhões, trezentos e sessenta e um mil, trinta e três reais) referente à desvinculação de parcela das contribuições sociais, nos termos constitucionais.

Seção II
Da Fixação da Despesa

Art. 3º A despesa total fixada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.469.087.406.336,00 (um trilhão, quatrocentos e sessenta e nove bilhões, oitenta e sete milhões, quatrocentos e seis mil e trezentos e trinta e seis reais), distribuída entre os órgãos orçamentários conforme o Anexo II, sendo especificadas, nos incisos deste artigo, a despesa de cada Orçamento e a relativa ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei de Responsabilidade Fiscal, e no art. 74 da Lei de Diretrizes Orçamentárias para o exercício de 2004:

I - Orçamento Fiscal: R$ 376.121.492.113,00 (trezentos e setenta e seis bilhões, cento e vinte e um milhões, quatrocentos e noventa e dois mil e cento e treze reais), excluídas as despesas de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 232.924.499.933,00 (duzentos e trinta e dois bilhões, novecentos e vinte e quatro milhões, quatrocentos e noventa e nove mil, novecentos e trinta e três reais); e

III - Refinanciamento da dívida pública federal: R$ 860.041.414.290,00 (oitocentos e sessenta bilhões, quarenta e um milhões, quatrocentos e quatorze mil, duzentos e noventa reais), constantes do Orçamento Fiscal.

Parágrafo único. Do montante fixado no inciso II deste artigo, a parcela de R$ 20.602.953.825,00 (vinte bilhões, seiscentos e dois milhões, novecentos e cinqüenta e três mil e oitocentos e vinte e cinco reais) será custeada com recursos do Orçamento Fiscal.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 4º Fica autorizada a abertura de créditos suplementares, observado o disposto no parágrafo único do art. 8º da Lei de Responsabilidade Fiscal e no art. 64 da Lei de Diretrizes Orçamentárias para o exercício de 2004, desde que demonstrada, em relatório que acompanhe os dados informados por força do § 5º do citado dispositivo da Lei de Diretrizes Orçamentárias, a compatibilidade das alterações promovidas na programação orçamentária com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da referida Lei de Diretrizes Orçamentárias, respeitados os limites e condições estabelecidos neste artigo, para suplementação de dotações consignadas:

I - a cada subtítulo, até o limite de dez por cento do respectivo valor, constante desta Lei, ressalvado o disposto no parágrafo único deste artigo, mediante a utilização de recursos provenientes de:

a) anulação parcial de dotações, limitada a dez por cento do valor do subtítulo objeto da anulação, constante desta Lei, ressalvado o disposto no parágrafo único deste artigo;

b) reserva de contingência, inclusive à conta de recursos próprios e vinculados;

c) excesso de arrecadação de receitas próprias; e

d) até dez por cento do excesso de arrecadação de receitas do Tesouro Nacional;

II - aos grupos de natureza de despesa - GND "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, sendo a suplementação limitada a trinta por cento da soma das dotações constantes desta Lei;

III - para o atendimento de despesas decorrentes de sentenças judiciais transitadas em julgado, inclusive daquelas consideradas de pequeno valor nos termos da legislação vigente e relativas a débitos periódicos vincendos, mediante a utilização de recursos provenientes de:

a) reserva de contingência, inclusive à conta de recursos próprios e vinculados;

b) anulação de dotações consignadas a grupos de natureza de despesa no âmbito do mesmo subtítulo;

c) anulação de dotações consignadas a essa finalidade, na mesma ou em outra unidade orçamentária;

d) excesso de arrecadação de receitas próprias e do Tesouro Nacional;

e) superávit financeiro apurado em balanço patrimonial do exercício de 2003;

IV - para o atendimento de despesas com juros e encargos da dívida, mediante a utilização de recursos provenientes da anulação de dotações consignadas a essa finalidade ou à amortização da dívida, na mesma ou em outra unidade orçamentária;

V - para o atendimento de despesas com a amortização da dívida pública federal, mediante a utilização de recursos provenientes:

a) da anulação de dotações consignadas a essa finalidade ou ao pagamento de juros e encargos da dívida, na mesma ou em outra unidade orçamentária;

b) do excesso de arrecadação decorrente dos pagamentos de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores;

c) do superávit financeiro da União, apurado no balanço patrimonial do exercício de 2003, nos termos do art. 43, § 2º, da Lei nº 4.320, de 17 de março de 1964; e

d) do resultado positivo do Banco Central do Brasil, observado o disposto no art. 7º da Lei de Responsabilidade Fiscal;

VI - para o atendimento das despesas com pessoal e encargos sociais, mediante a utilização de recursos oriundos da anulação de dotações consignadas a esse grupo de despesa no âmbito de cada Poder e do Ministério Público;

VII - a subtítulos aos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante a utilização de recursos decorrentes de variação monetária ou cambial relativas a essas operações;

VIII - para o atendimento das mesmas ações em execução no ano de 2003, no caso das empresas públicas e das sociedades de economia mista integrantes dos Orçamentos Fiscal e da Seguridade Social, até o limite dos saldos orçamentários dos respectivos subtítulos aprovados para o exercício de 2003, mediante a utilização de superávit financeiro apurado no balanço patrimonial do exercício de 2003, nos termos do art. 43, § 2º, da Lei nº 4.320, de 1964;

IX - a subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, observada a destinação prevista no instrumento respectivo;

X - ao atendimento do refinanciamento, juros e outros encargos da dívida pública federal, mediante a utilização de recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional, até o limite de vinte por cento do montante do refinanciamento da dívida pública federal estabelecido no art. 3º, inciso III, desta Lei;

XI - para o atendimento de transferências de que trata o art. 159 da Constituição, bem como daquelas devidas aos Estados, ao Distrito Federal e aos Municípios decorrentes de vinculações legais, mediante a utilização do superávit financeiro correspondente apurado no balanço patrimonial da União do exercício de 2003, nos termos do art. 43, § 2º, da Lei nº 4.320, de 1964;

XII - para o atendimento de despesas com equalização de preços nas ações destinadas à execução da Política de Garantia de Preços Mínimos, Formação e Administração de Estoques Reguladores e Estratégicos de produtos agropecuários, mediante a utilização de recursos provenientes de anulação de dotações consignadas a essas despesas no âmbito do órgão "Operações Oficiais de Crédito";

XIII - para o atendimento de despesas no âmbito do Fundo de Universalização dos Serviços de Telecomunicações – FUST, do Fundo para o Desenvolvimento Tecnológico das Telecomunicações – FUNTTEL e dos fundos setoriais de ciência e tecnologia constantes do Fundo Nacional de Desenvolvimento Científico e Tecnológico – FNDCT, mediante a utilização dos respectivos:

a) superávits financeiros apurados nos balanços patrimoniais do exercício de 2003;

b) excessos de arrecadação de receitas próprias e vinculadas, nos termos do art. 43, §§ 1º, incisos I e II, 2º e 3º, da Lei nº 4.320, de 1964; e

c) reservas de contingências à conta de recursos próprios e vinculados constantes desta Lei;

XIV - a subtítulos aos quais tenham sido alocadas receitas do salário-educação com vista a adequá-los às exigências da Lei nº 10.832, de 29 de dezembro de 2003, e de sua posterior regulamentação;

XV - para o atendimento das despesas cujos empenhos tenham sido cancelados, no exercício de 2003, em cumprimento do art. 39, § 3º, da Lei nº 10.524, de 25 de julho de 2002, Lei de Diretrizes Orçamentárias para o exercício de 2003, que venham a ser devidamente reconhecidas, no exercício de 2004, como de exercícios anteriores, mediante utilização de recursos do superávit financeiro da União do exercício de 2003.

Parágrafo único. A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2004, do decreto de abertura do crédito suplementar.

Art. 5º Fica o Poder Executivo autorizado a abrir créditos suplementares à conta de recursos de excesso de arrecadação, nos termos do art. 43, §§ 1º, inciso II, 3º e 4º, da Lei nº 4.320, de 1964, destinados:

I - a transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais;

II - aos fundos constitucionais de financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei nº 7.827, de 27 de setembro de 1989; e

III - ao Fundo de Amparo ao Trabalhador - FAT, mediante a utilização de recursos das contribuições para o Programa de Integração Social - PIS e o de Formação do Patrimônio do Servidor Público - PASEP, inclusive da parcela a que se refere o art. 239, § 1º, da Constituição.

CAPÍTULO III
DO ORÇAMENTO DE INVESTIMENTO

Seção I
Das Fontes de Financiamento

Art. 6º As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam R$ 33.041.605.959,00 (trinta e três bilhões, quarenta e um milhões, seiscentos e cinco mil e novecentos e cinqüenta e nove reais), sendo especificadas no Anexo III.

Seção II
Da Fixação da Despesa

Art. 7º A despesa do Orçamento de Investimento é fixada em R$ 33.041.605.959,00 (trinta e três bilhões, quarenta e um milhões, seiscentos e cinco mil e novecentos e cinqüenta e nove reais), distribuída por órgão orçamentário conforme o Anexo IV.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 8º Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo e desde que demonstrada, em relatório que acompanhe os dados informados na forma do art. 64, § 5º, da Lei de Diretrizes Orçamentárias para o exercício de 2004, a compatibilidade das alterações promovidas na programação orçamentária com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da referida Lei de Diretrizes Orçamentárias para o exercício de 2004, para as seguintes finalidades:

I - suplementação de subtítulo, até o limite de dez por cento do respectivo valor, constante desta Lei, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II - atendimento de despesas relativas a ações financiadas com recursos transferidos pelo Tesouro Nacional aprovadas em exercícios anteriores e em execução no exercício de 2004, mediante a utilização do saldo desses recursos pela correspondente empresa; e

III - realização das correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

Parágrafo único. A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2004, do decreto de abertura do crédito suplementar.

CAPÍTULO IV
DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art. 9º Em cumprimento ao disposto no art. 32, § 1º, inciso I, da Lei de Responsabilidade Fiscal, ficam autorizadas a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 34 da Lei de Diretrizes Orçamentárias para o exercício de 2004, e a emissão de Títulos de Responsabilidade do Tesouro Nacional para o atendimento das despesas previstas no art. 75 da Lei de Diretrizes Orçamentárias para o exercício de 2004, sem prejuízo do que estabelece o art. 52, inciso V, da Constituição, no que se refere às operações de crédito externas.

Art. 10. Fica o Poder Executivo autorizado a emitir até 12.997.957 (doze milhões, novecentos e noventa e sete mil, novecentos e cinqüenta e sete) Títulos da Dívida Agrária para atender ao programa de reforma agrária no exercício, nos termos do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a cinco anos.

CAPÍTULO V
DAS DISPOSIÇÕES FINAIS

Art. 11. O Poder Executivo procederá, mediante decreto, aos ajustes necessários à compatibilização da programação de trabalho constante desta Lei, no tocante à classificação programática e funcional, conforme o disposto no art. 4º, incisos III e IV, da Lei de Diretrizes Orçamentárias para o exercício de 2004.

Art. 12. Nos termos dos arts. 2º, 3º, 6º e 7º desta Lei e do art. 8º da Lei de Diretrizes Orçamentárias para o exercício de 2004, integram esta Lei os anexos contendo:

I - a receita estimada nos Orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II - a distribuição da despesa fixada nos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário;

III - a discriminação das fontes de financiamento do Orçamento de Investimento;

IV - a distribuição da despesa fixada no Orçamento de Investimento, por órgão orçamentário;

V - o demonstrativo de que trata o § 6º do art. 165 da Constituição;

VI - o cálculo atualizado da estimativa da margem de expansão das despesas obrigatórias de caráter continuado, conforme estabelece o art. 8º, § 5º, da Lei de Diretrizes Orçamentárias para o exercício de 2004;

VII - as autorizações específicas de que trata o art. 169, § 1º, inciso II, da Constituição, relativas a despesas de pessoal, conforme estabelece o art. 82 da Lei de Diretrizes Orçamentárias para o exercício de 2004;

VIII - a relação dos subtítulos relativo da obras e serviços com indícios de irregularidades graves, apontados pelo Tribunal de Contas da União, conforme previsto no art. 8º, § 6º, da Lei de Diretrizes Orçamentárias para o exercício de 2004;

IX - os quadros orçamentários consolidados relacionados no Anexo I da Lei de Diretrizes Orçamentárias para o exercício de 2004;

X - a discriminação da legislação da receita e da despesa dos Orçamentos Fiscal e da Seguridade Social;

XI - a discriminação das receitas dos Orçamentos Fiscal e da Seguridade Social;

XII - a programação de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários dos Orçamentos Fiscal e da Seguridade Social; e

XIII - a programação de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários do Orçamento de Investimento.

Art. 13. Esta Lei entra em vigor na data de sua publicação.

Brasília, 16 de janeiro de 2004; 183º da Independência e 116º da República.

ANEXO I

RECEITA DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL POR CATEGORIA ECONÔMICA E FONTE

R$ 1,00

ESPECIFICAÇÃO	VALOR
1. RECEITAS DO TESOURO	**598.227.386.017**
1.1. RECEITAS CORRENTES	**436.176.351.770**
Receita Tributária	124.297.877.974
Receita de Contribuições	266.499.301.023
Receita Patrimonial	11.081.573.629
Receita Agropecuária	1.344.056
Receita Industrial	168.926.525
Receita de Serviços	20.801.181.659
Transferências Correntes	146.932.188
Outras Receitas Correntes	13.179.214.716
1.2. RECEITAS DE CAPITAL	**162.051.034.247**
Operações de Crédito Internas	84.528.882.096
Operações de Crédito Externas	34.263.329.657
Alienação de Bens	480.923.760
Amortização de Empréstimos	19.734.998.253
Transferências de Capital	8.235.192
Outras Receitas de Capital	23.034.665.289
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**10.818.606.029**
2.1. RECEITAS CORRENTES	**5.425.965.685**
2.2. RECEITAS DE CAPITAL	**5.392.640.344**
SUBTOTAL	**609.045.992.046**
3. REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	**860.041.414.290**
3.1. OPERAÇÕES DE CRÉDITO INTERNAS	**815.858.957.928**
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	815.858.957.928
3.2. OPERAÇÕES DE CRÉDITO EXTERNAS	**44.182.456.362**
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	44.182.456.362
TOTAL	**1.469.087.406.336**

R$ 1,00
Valores Correntes

Discriminação	Tesouro (A)	Outras Fontes (B)	Total (C) = (A+B)	% (C)/(D)	(C)/(E)	(C)/(F)	(C)/(G)
CÂMARA DOS DEPUTADOS	2.185.392.244		2.185.392.244	0,41	0,37	0,35	0,15
SENADO FEDERAL	1.817.276.108		1.817.276.108	0,34	0,31	0,29	0,12
TRIBUNAL DE CONTAS DA UNIÃO	632.870.250		632.870.250	0,12	0,11	0,10	0,04
SUPREMO TRIBUNAL FEDERAL	223.666.750		223.666.750	0,04	0,04	0,04	0,02
SUPERIOR TRIBUNAL DE JUSTIÇA	431.482.041		431.482.041	0,08	0,07	0,07	0,03
JUSTIÇA FEDERAL	4.601.032.232		4.601.032.232	0,87	0,79	0,75	0,31
JUSTIÇA MILITAR DA UNIÃO	185.492.998		185.492.998	0,03	0,03	0,03	0,01
JUSTIÇA ELEITORAL	2.311.983.045		2.311.983.045	0,44	0,40	0,37	0,16
JUSTIÇA DO TRABALHO	5.877.944.165		5.877.944.165	1,11	1,01	0,95	0,40
JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	716.754.804		716.754.804	0,14	0,12	0,12	0,05
PRESIDÊNCIA DA REPÚBLICA	6.861.146.629	17.207.337	6.878.353.966	1,30	1,18	1,11	0,47
MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	2.544.959.413	4.943.371.558	7.488.330.971	1,41	1,28	1,21	0,51
MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	3.438.314.696	335.904.487	3.774.219.183	0,71	0,65	0,61	0,26
MINISTÉRIO DA FAZENDA	8.106.532.700	500.440.777	8.606.973.477	1,62	1,48	1,39	0,59
MINISTÉRIO DA EDUCAÇÃO	16.467.509.682	835.635.138	17.303.144.820	3,26	2,97	2,80	1,18
MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	446.736.247	399.977.546	846.713.793	0,16	0,15	0,14	0,06
MINISTÉRIO DA JUSTIÇA	4.008.813.169	555.856	4.009.369.025	0,76	0,69	0,65	0,27
MINISTÉRIO DE MINAS E ENERGIA	2.880.542.206	45.181.033	2.925.723.239	0,55	0,50	0,47	0,20
MINISTÉRIO DA PREVIDÊNCIA SOCIAL	129.219.406.126	247.301.140	129.466.707.266	24,41	22,19	20,97	8,81
MINISTÉRIO PÚBLICO DA UNIÃO	1.492.822.856		1.492.822.856	0,28	0,26	0,24	0,10
MINISTÉRIO DAS RELAÇÕES EXTERIORES	1.284.724.966	430.301	1.285.155.267	0,24	0,22	0,21	0,09
MINISTÉRIO DA SAÚDE	36.473.566.870	55.103.233	36.528.670.103	6,89	6,26	5,92	2,49
MINISTÉRIO DO TRABALHO E EMPREGO (EXCLUSIVE O DISPOSTO NO ARTIGO 239 PARÁGRAFO I DA CONSTITUCIONAL)	21.067.614.555	390.974	21.068.005.529	3,97	3,61	3,41	1,43
MINISTÉRIO DOS TRANSPORTES (EXCLUSIVE FUNDO DA MARINHA MERCANTE)	8.015.506.432	261.933.875	8.277.440.307	1,56	1,42	1,34	0,56
MINISTÉRIO DAS COMUNICAÇÕES	1.818.953.899	305.951.855	2.124.905.754	0,40	0,36	0,34	0,14
MINISTÉRIO DA CULTURA	460.341.330	4.114.552	464.455.882	0,09	0,08	0,08	0,03
MINISTÉRIO DO MEIO AMBIENTE	1.415.763.464	101.755.881	1.517.519.345	0,29	0,26	0,25	0,10
MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	5.170.423.920	7.035.542	5.177.459.462	0,98	0,89	0,84	0,35
MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	1.511.351.267	9.658.941	1.521.010.208	0,29	0,26	0,25	0,10
MINISTÉRIO DO ESPORTE	358.201.298		358.201.298	0,07	0,06	0,06	0,02
MINISTÉRIO DA DEFESA	26.062.496.328	2.006.485.786	28.068.982.114	5,29	4,81	4,55	1,91
MINISTÉRIO DA INTEGRAÇÃO NACIONAL (EXCLUSIVE FUNDOS CONSTITUCIONAIS)	2.073.017.802	60.141.009	2.133.158.811	0,40	0,37	0,35	0,15
MINISTÉRIO DO TURISMO	494.744.661	158.324	494.902.985	0,09	0,08	0,08	0,03
MINISTÉRIO DA ASSISTÊNCIA SOCIAL	8.188.856.031		8.188.856.031	1,54	1,40	1,33	0,56
MINISTÉRIO DAS CIDADES	2.490.937.083	77.240.250	2.568.177.333	0,48	0,44	0,42	0,17
ENCARGOS FINANCEIROS DA UNIÃO	183.712.501.795		183.712.501.795	34,63	31,49	29,76	12,51
TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS (EXCLUSIVE TRANSFERÊNCIAS CONSTITUCIONAIS)	20.565.074.054		20.565.074.054	3,88	3,52	3,33	1,40
RESERVA DE CONTINGÊNCIA	4.656.773.000		4.656.773.000	0,88	0,80	0,75	0,32
SUBTOTAL (D)	**520.271.527.116**	**10.215.975.395**	**530.487.502.511**	**100,00**	**90,92**	**85,94**	**36,11**
TRANSFERÊNCIAS CONSTITUCIONAIS	52.988.506.942		52.988.506.942	0,00	9,08	8,58	3,61
SUBTOTAL (E)	**573.260.034.058**	**10.215.975.395**	**583.476.009.453**	**0,00**	**100,00**	**94,53**	**39,72**
MINISTÉRIO DA INTEGRAÇÃO NACIONAL (FUNDOS CONSTITUCIONAIS)	3.267.664.012		3.267.664.012	0,00	0,00	0,53	0,22
MINISTÉRIO DO TRABALHO E EMPREGO (CONFORME O DISPOSTO NO ARTIGO 239 PARÁGRAFO I DA CONSTITUIÇÃO	6.266.171.002		6.266.171.002	0,00	0,00	1,02	0,43
MINISTÉRIO DOS TRANSPORTES (FUNDO DA MARINHA MERCANTE)	301.754.731		301.754.731	0,00	0,00	0,05	0,02
OPERAÇÕES OFICIAIS DE CRÉDITO	23.352.510.182	602.630.634	23.955.140.816	0,00	0,00	3,88	1,63
SUBTOTAL (F)	**606.448.133.985**	**10.818.606.029**	**617.266.740.014**	**0,00**	**0,00**	**100,00**	**42,02**
REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	851.820.666.322		851.820.666.322	0,00	0,00	0,00	57,98
TOTAL (G)	**1.458.268.800.307**	**10.818.606.029**	**1.469.087.406.336**	**0,00**	**0,00**	**0,00**	**100,00**

ANEXO III

FONTES DE FINANCIAMENTO DO ORÇAMENTO DE INVESTIMENTO

R$ 1,00

ESPECIFICAÇÃO	VALOR
RECURSOS PRÓPRIOS	**18.811.126.700**
Geração Própria	18.811.126.700
RECURSOS PARA AUMENTO DO PATRIMÔNIO LÍQUIDO	**882.897.107**
Tesouro	97.550.000
Direto	97.550.000
Controladora	573.190.046
Outras Estatais	900
Outras Fontes	212.156.161
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**9.210.668.951**
Internas	1.492.000.000
Externas	7.718.668.951
OUTROS RECURSOS DE LONGO PRAZO	**4.136.913.201**
Controladora	692.844.868
Outras Estatais	3.435.668.333
Outras Fontes	8.400.000
TOTAL	**33.041.605.959**

ANEXO IV

DESPESA DO ORÇAMENTO DE INVESTIMENTO
POR ÓRGÃO ORÇAMENTÁRIO

R$ 1,00

ESPECIFICAÇÃO	VALOR
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	25.427.220
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	3.000.000
25000 - MINISTÉRIO DA FAZENDA	3.241.989.556
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	77.733.408
32000 - MINISTÉRIO DE MINAS E ENERGIA	28.668.346.381
33000 - MINISTÉRIO DA PREVIDÊNCIA SOCIAL	35.000.000
39000 - MINISTÉRIO DOS TRANSPORTES	159.763.758
41000 - MINISTÉRIO DAS COMUNICAÇÕES	738.302.000
52000 - MINISTÉRIO DA DEFESA	92.043.636
TOTAL	**33.041.605.959**

ANEXO V.1

GASTOS TRIBUTÁRIOS, POR FUNÇÃO ORÇAMENTÁRIA, REGIONALIZADO

2004

R$ 1,00

Função Orçamentária	Norte	Nordeste	Centro-Oeste	Sudeste	Sul	Total
Assistência Social	21.702.149	90.794.063	77.447.601	653.746.520	161.939.336	1.005.629.668
Saúde	77.006.544	295.181.682	422.476.366	3.305.859.319	514.125.892	4.614.649.803
Trabalho	37.868.905	152.011.187	111.909.334	1.338.203.851	296.408.277	1.936.401.554
Educação	24.903.913	96.324.203	67.026.505	750.519.811	168.047.647	1.106.822.079
Cultura	8.928.108	10.925.467	8.861.985	210.573.785	28.426.170	267.715.515
Direitos da Cidadania	2.647.977	26.752.914	7.921.914	218.977.774	54.204.367	310.504.946
Urbanismo						
Habitação	11.368.350	50.544.161	40.306.168	394.534.325	88.935.338	585.688.342
Saneamento						
Gestão Ambiental						
Ciência e Tecnologia	14.783.150	18.908.675	33.943.239	428.958.102	55.164.294	551.757.460
Agricultura	388.408.631	130.038.576	1.949.361	1.283.996	0	521.680.563
Organização Agrária						
Indústria	1.808.053.754	1.011.878.869	154.479.051	2.164.053.629	594.216.545	5.732.681.848
Comércio e Serviço	2.325.408.451	509.016.111	332.548.952	2.898.687.369	1.154.805.782	7.220.466.666
Comunicações						
Energia	0	4.779.362	584.613	4.105.852	5.597.519	15.067.346
Transporte	131.674.351	81.359.319	3.274.308	62.647.464	10.575.839	289.531.282
Desporto e Lazer	735.718	1.709.825	1.601.734	40.263.894	8.248.040	52.559.211
Encargos Especiais						
Total	**4.853.490.001**	**2.480.224.412**	**1.264.331.133**	**12.472.415.691**	**3.140.695.047**	**24.211.156.283**
Arrecadação Estimada	**5.823.675.067**	**17.488.852.830**	**33.878.469.126**	**197.980.867.400**	**31.211.131.424**	**286.382.995.848**

Fonte: Secretaria da Receita Federal - SRF do Ministério da Fazenda

Anexo V.2

GASTOS TRIBUTÁRIOS, POR FUNÇÃO ORÇAMENTÁRIA, REGIONALIZADO

2004

Em %

Função Orçamentária	Norte	Nordeste	Centro-Oeste	Sudeste	Sul	Total
Assistência Social	2,16	9,03	7,70	65,01	16,10	100
Saúde	1,67	6,40	9,16	71,64	11,14	100
Trabalho	1,96	7,85	5,78	69,11	15,31	100
Educação	2,25	8,70	6,06	67,81	15,18	100
Cultura	3,33	4,08	3,31	78,66	10,62	100
Direitos da Cidadania	0,85	8,62	2,55	70,52	17,46	100
Urbanismo						
Habitação	1,94	8,63	6,88	67,36	15,18	100
Saneamento						
Gestão Ambiental						
Ciência e Tecnologia	2,68	3,43	6,15	77,74	10,00	100
Agricultura	74,45	24,93	0,37	0,25	0,00	100
Organização Agrária						
Indústria	31,54	17,65	2,69	37,75	10,37	100
Comércio e Serviço	32,21	7,05	4,61	40,15	15,99	100
Comunicações						
Energia	0,00	31,72	3,88	27,25	37,15	100
Transporte	45,48	28,10	1,13	21,64	3,65	100
Desporto e Lazer	1,40	3,25	3,05	76,61	15,69	100
Encargos Especiais						
Total	**20,05**	**10,24**	**5,22**	**51,52**	**12,97**	**100**
Gastos/ Arrecadação	**83,34**	**14,18**	**3,73**	**6,30**	**10,06**	**8,45**

ANEXO V.3

GASTOS TRIBUTÁRIOS POR FUNÇÃO ORÇAMENTÁRIA E POR MODALIDADE DE BENEFÍCIO
2004

Função Orçamentária	Benefício Tributário	Valor Estimado (R$)	Total (R$)	%
Legislativa				0,00
Judiciária				0,00
Essencial à Justiça				0,00
Administração				0,00
Defesa Nacional				0,00
Segurança Pública				0,00
Relações Exteriores				0,00
Assistência Social	Doações a Entidades Civis Sem Fins Lucrativos	44.562.850	1.005.629.668	4,15
	Entidades Sem Fins Lucrativos - Associação Civil	245.037.793		
	Entidades Sem Fins Lucrativos - Filantrópica	203.242.667		
	Deficiente Físico	14.089.971		
	Declarantes com 65 anos ou mais - IRPF	498.696.386		
Saúde	Despesas Médicas do IRPF	1.729.162.262	4.614.649.803	19,06
	Assist. Médica, Odont. e Farm. a Empregados - IRPJ	689.265.882		
	Entidades Sem Fins Lucrativos - Assistência Social	1.231.661.659		
	Medicamentos	*964.560.000*		
Trabalho	Programa de Alimentação do Trabalhador	96.165.775	1.936.401.554	8,00
	Benefícios Previdênciários FAPI - IRPJ	43.170.573		
	Planos de Poupança e Investimento PAIT - IRPJ	n.i		
	Previdência Privada Fechada - IRPJ	293.675.483		
	Aposentadoria p/ moléstia grave ou acidente Trab.- IRPF	458.901.178		
	Pecúlio por morte ou invalidez - IRPF	54.154.634		
	Idenização por recisão de contrato de trabalho - IRPF	990.333.911		
Educação	Despesas com Instrução - IRPF	832.623.587	1.106.822.079	4,57
	Entidades Sem Fins Lucrativos - Educação	258.907.856		
	Doações a Instituições de Ensino e Pesquisa	15.290.636		
Cultura	Programa Nacional de Apoio à Cultura	154.616.998	267.715.515	1,11
	Atividade Audiovisual	84.433.719		
	Entidades Sem Fins Lucrativos - Cultural	28.664.798		
Direitos da Cidadania	Fundos de Direitos da Criança e do Adolescente	71.920.231	310.504.946	1,28
	Horário Eleitoral Gratuito	238.584.714		
Urbanismo				0,00
Habitação	Operações de Crédito com Fins Habitacionais	130.656.733	585.688.342	2,42
	Associações de Poupança e Empréstimo - IRPJ	5.178.157		
	Cademeta de Poupança - IRPF	449.853.452		
Saneamento				0,00
Gestão Ambiental				0,00
Ciência e Tecnologia	Máquinas e Equipamentos - CNPq	245.394.720	551.757.460	2,28
	PDTI/PDTA	53.100.000		
	Entidades Sem Fins Lucrativos - Científica	25.151.049		
	Pesquisa Tecnológica e Desenvolvimento de Inovação - IRPJ	n.i.		
	Desp. com Pesquisas Científicas e Tecnológicas - IRPJ	228.111.691		
Agricultura	Zona Franca de Manaus e Amazônia Ocidental	277.588.628	521.680.563	2,15
	ADA	88.447.640		
	ADENE	95.767.410		
	FINOR	28.423.084		
	FINAM	20.422.802		
	FUNRES	1.283.996		
	Operações de Creditos - Fundos Constitucionais	9.746.803		
Organização Agrária	*Imóvel Rural*			*0,00*
Indústria	Zona Franca de Manaus e Amazônia Ocidental	1.236.229.705	5.732.681.848	23,68
	Componentes de Embarcações	214.039.118		
	Setor Automobilistico	882.288.448		
	ADA	393.897.696		
	ADENE	426.495.970		
	FINOR	126.560.963		
	FINAM	90.952.057		
	FUNRES	5.718.219		
	Operações de Creditos - Fundos Constitucionais	43.406.962		
	Microempresas e Empresas de Pequeno Porte	1.252.172.330		
	Informática	823.020.000		
	Petroquímica	237.880.379		
Comércio e Serviço	Zona Franca de Manaus e Amazônia Ocidental	2.157.194.452	7.220.466.666	29,82
	Áreas de Livre Comércio	50.190.708		
	Empreedimentos Turísticos	4.392.187		
	Microempresas e Empresas de Pequeno Porte	5.008.689.319		
Comunicações				0,00
Energia	Termoeletricidade	15.067.346	15067346	0,06
Transporte	TAXI	86.386.810	289.531.282	1,20
	AFRMM	203.144.472		
Desporto e Lazer	Desporto	7.620.205	52.559.211	0,22
	Entidades Sem Fins Lucrativos - Recreativa	44.939.006		
Encargos Especiais				0,00
Total		**24.211.156.283**		**100,00**

ANEXO V.4

Função Orçametária	VALOR (R$)	Participação (%) no Total dos benefícios
Comércio e Serviço	7.220.466.666	29,82
Indústria	5.732.681.848	23,68
Saúde	4.614.649.803	19,06
Trabalho	1.936.401.554	8,00
Educação	1.106.822.079	4,57
Assistência Social	1.005.629.668	4,15
Habitação	585.688.342	2,42
Ciência e Tecnologia	551.757.460	2,28
Agricultura	521.680.563	2,15
Direitos da Cidadania	310.504.946	1,28
Transporte	289.531.282	1,20
Cultura	267.715.515	1,11
Desporto e Lazer	52.559.211	0,22
Energia	15.067.346	0,06
Organização Agrária	0	0,00
Total dos Benefícios	**24.211.156.283**	**100**

ANEXO V.5

CONSOLIDAÇÃO DOS GASTOS TRIBUTÁRIOS POR TIPO DE RECEITA

2004

Receita		Valor Estimado (R$)	Participação (%) PIB	Receita Administrada	Total dos benefícios
I.	Imposto sobre Importação	1.754.242.090	0,10	0,61	7,25
II.	Imposto sobre a Renda e Proventos de qualquer natureza	12.695.613.698	0,73	4,43	52,44
II.a)	- Pessoa Física	5.064.294.308	0,29	1,77	20,92
II.b)	- Pessoa Jurídica	7.551.631.461	0,44	2,64	31,19
II.c)	- Retido na Fonte	79.687.928	0,00	0,03	0,33
III.	Imposto sobre Produtos Industrializados	4.169.092.830	0,24	1,46	17,22
III.a)	- Operações Internas	3.521.517.757	0,20	1,23	14,55
III.b)	- Vinculado à Importação	647.575.073	0,04	0,23	2,67
IV.	Imposto sobre Operações Financeiras	222.813.322	0,01	0,08	0,92
V.	Imposto s/ Propriedade Territorial Rural	-	0,00	0,00	0,00
VI.	Contribuição Social para o PIS-PASEP	1.169.410.529	0,07	0,41	4,83
VII.	Contribuição Social sobre o Lucro Líquido	726.139.197	0,04	0,25	3,00
VIII.	Contribuição p/ Financiamento da Seguridade Social	3.270.700.145	0,19	1,14	13,51
IX.	Adicional ao Frete p/ Renovação da Marinha Mercante	203.144.472	0,01	0,07	0,84
	Total dos Benefícios	24.211.156.283	1,40	8,45	100,00
	Receita Administrada - SRF	286.382.995.848	16,54	100,00	
	PIB	1.730.979.458.217	100,00		

ANEXO V.6

CONSOLIDAÇÃO DOS GASTOS TRIBUTÁRIOS POR RECEITA E MODALIDADE DE BENEFÍCIO

2004

Receita	Valor Estimado (R$)	Participação (%) PIB	Participação (%) Receita Administrada	Participação (%) Total dos benefícios
I. Imposto sobre Importação	**1.754.242.090**	**0,10**	**0,61**	**7,25**
1. Zona Franca de Manaus e Amazônia Ocidental	855.616.984	0,05	0,30	3,53
2. Áreas de Livre Comércio	2.889.305	0,00	0,00	0,01
3. Máquinas e Equipamentos - Aquisições do CNPq	168.681.000	0,01	0,06	0,70
4. Componentes de Embarcações	40.076.148	0,00	0,01	0,17
5. Empresas Montadoras	679.358.448	0,04	0,24	2,81
6. Desporto	7.620.205	0,00	0,00	0,03
II. Imposto sobre a Renda e Proventos de Qualquer Natureza	**12.695.613.698**	**0,73**	**4,43**	**52,44**
II.a) Pessoa Física	**5.064.294.308**	**0,29**	**1,77**	**20,92**
1. Rendimentos Isentos e Não Tributáveis	**2.451.939.562**	**0,14**	**0,86**	**10,13**
1.1 Idenização por recisão de contrato de trabalho	990.333.911	0,06	0,35	4,09
1.2 Declarantes com 65 anos ou mais	498.696.386	0,03	0,17	2,06
1.3 Pecúlio por morte ou invalidez	54.154.634	0,00	0,02	0,22
1.4 Aposentadoria p/ moléstia grave ou acidente de trabalho	458.901.178	0,03	0,16	1,90
1.5 Caderneta de poupança	449.853.452	0,03	0,16	1,86
2. Deduções do Rendimento Tributável	**2.561.785.849**	**0,15**	**0,89**	**10,58**
2.1 *Despesas Médicas*	*1.729.162.262*	*0,10*	*0,60*	*7,14*
2.2 Despesas com Instrução	832.623.587	0,05	0,29	3,44
3. Deduções do Imposto Devido	**50.568.897**	**0,00**	**0,02**	**0,21**
3.1 Programa Nacional de Apoio à Cultura	1.417.017	0,00	0,00	0,01
3.2 Atividade Audiovisual	357.668	0,00	0,00	0,00
3.3 Fundos de Direitos da Criança e do Adolescente	*48.794.212*	*0,00*	*0,02*	*0,20*
II.b) Pessoa Jurídica	**7.551.631.461**	**0,44**	**2,64**	**31,19**
1. Desenvolvimento Regional	1.004.608.716	0,06	0,35	4,15
1.1 ADENE	522.263.380	0,03	0,18	2,16
1.2 ADA	482.345.336	0,03	0,17	1,99
2. Fundos de Investimentos	273.381.122	0,02	0,10	1,13
2.1 FINOR	155.004.047	0,01	0,05	0,64
2.2 FINAM	111.374.859	0,01	0,04	0,46
2.3 FUNRES	7.002.215	0,00	0,00	0,03
3. Desenvolvimento de Empreedimentos Turísticos	4.392.187	0,00	0,00	0,02
4. Programa de Alimentação do Trabalhador	96.165.775	0,01	0,03	0,40
5. Programa Nac. de Apoio à Cultura e Atividade Audiovisual	169.588.103	0,01	0,06	0,70
5.1 Apoio à Cultura	153.199.980	0,01	0,05	0,63
5.2 Atividade Audiovisual	16.388.122	0,00	0,01	0,07
6. Fundo dos Direitos da Criança e do Adolescente	23.126.020	0,00	0,01	0,10
7. Microempresas e Empresas de Pequeno Porte	2.374.334.659	0,14	0,83	9,81
8. PDTI/PDTA	25.100.000	0,00	0,01	0,10
9. Doações a Instituições de Ensino e Pesquisa	11.583.815	0,00	0,00	0,05
10. Doações a Entidades Civis sem fins Lucrativos	33.759.735	0,00	0,01	0,14
11. Horário Eleitoral Gratuito	238.584.714	0,01	0,08	0,99
12. Assistência Médica, Odont. e Farmacêutica a Empregados	689.265.882	0,04	0,24	2,85
13. Benefícios Previdênciários a Empregados e Fundo de Aposentadoria Individual-FAPI	43.170.573	0,00	0,02	0,18
14. Planos de Poupança e Investimento - PAIT	n.i			
15. Associações de Poupança e Empréstimo	5.178.157	0,00	0,00	0,02
16. Despesas com Pesquisas Científicas e Tecnológicas	228.111.691	0,01	0,08	0,94
17. Entidades Sem Fins Lucrativos	2.331.280.312	0,13	0,81	9,63
17.1 Imunes	1.490.569.515	0,09	0,52	6,16
a) Educação	258.907.856	0,01	0,09	1,07
b) Assistência Social	1.231.661.659	0,07	0,43	5,09
17.2 Isentas	840.710.796	0,05	0,29	3,47
a) Associação Civil	245.037.793	0,01	0,09	1,01
b) Cultural	28.664.798	0,00	0,01	0,12
c) Previdência Privada Fechada	293.675.483	0,02	0,10	1,21
d) Filantrópica	203.242.667	0,01	0,07	0,84
e) Recreativa	44.939.006	0,00	0,02	0,19
f) Científica	25.151.049	0,00	0,01	0,10
18. Pesquisa tecnológica e desenvolvimento de inovação tecnológica de produtos.	n.i			
II.c) Retido na Fonte	**79.687.928**	**0,00**	**0,03**	**0,33**
1. PDTI/PDTA	12.000.000	0,00	0,00	0,05
2. Atividade Audiovisual	67.687.928	0,00	0,02	0,28
3 Associações de Poupança e Empréstimo	ni			

ANEXO V.6 (cont.)

CONSOLIDAÇÃO DOS BENEFÍCIOS TRIBUTÁRIOS POR RECEITA E MODALIDADE DE BENEFÍCIO

2004

Receita	Valor Estimado (R$)	Participação (%) PIB	Participação (%) Receita Administrada	Participação (%) Total dos benefícios
III.Imposto sobre Produtos Industrializados	**4.169.092.830**	**0,24**	**1,46**	**17,22**
III.a) Operações Internas	**3.521.317.757**	**0,20**	**1,23**	**14,55**
1. Zona Franca de Manaus e Amazônia Ocidental	2.288.461.198	0,13	0,80	9,45
2. Áreas de Livre Comércio	44.951.000	0,00	0,02	0,19
3. Embarcações	86.181.501	0,00	0,03	0,36
4. PDTI/PDTA	1.500.000	0,00	0,00	0,01
5. Microempresas e Empresas de Pequeno Porte	n.i			
6. Setor Automobilistico	202.930.000	0,01	0,07	0,84
6.1 Empreendimentos Industriais nas áreas de atuação	183.000.000	0,01	0,06	0,76
da ADENE e ADA.		0,00	0,00	0,00
6.2 Montadoras e Fabricantes de veículos automotores	19.930.000	0,00	0,01	0,08
instalados nas regiões NO, NE e CO.		0,00	0,00	0,00
7. Transporte Autonômo - TAXI	62.842.614	0,00	0,02	0,26
8. Automóveis para Portadores de Deficiência Física	11.631.345	0,00	0,00	0,05
9. Informática	823.020.000	0,05	0,29	3,40
III.b) Vinculado à Importação	**647.575.073**	**0,04**	**0,23**	**2,67**
1. Zona Franca de Manaus e Amazônia Ocidental (inclusive	526.934.802	0,03	0,18	2,18
bagagem)		0,00	0,00	0,00
2. Áreas de Livre Comércio	2.350.403	0,00	0,00	0,01
3. Máquinas e Equipamentos - Aquisições do CNPq	76.713.720	0,00	0,03	0,32
4. Componentes de Embarcações	40.076.148	0,00	0,01	0,17
5. PDTI/PDTA	1.500.000	0,00	0,00	0,01
IV. Imposto sobre Operações Financeiras	**222.813.322**	**0,01**	**0,08**	**0,92**
1. PDTI/PDTA	13.000.000	0,00	0,00	0,05
2. Operações de crédito com fins habitacionais	130.656.733	0,01	0,05	0,54
3. Operações crédito recursos Fundos Constitucionais	53.153.766	0,00	0,02	0,22
4. Operações crédito aquisição automóveis destinados:	26.002.823	0,00	0,01	0,11
4.1 Transporte autonômo de passageiros - (TAXI)	23.544.197	0,00	0,01	0,10
4.2 **Pessoas portadoras de deficiência física**	2.458.627	0,00	0,00	0,01
5. Desenvolvimento Regional	ni			
V. Imposto s/ Propriedade Territorial Rural	-	**0,00**	**0,00**	**0,00**
VI. Contribuição Social para o PIS-PASEP	**1.169.410.529**	**0,07**	**0,41**	**4,83**
1. Microempresas e Empresas de Pequeno Porte	946.107.034	0,05	0,33	3,91
2. Embarcações	8.495.450	0,00	0,00	0,04
3. *Medicamentos*	*169.762.560*	*0,01*	*0,06*	*0,70*
4. Termoeletricidade	2.683.226	0,00	0,00	0,01
5. Petroquímica	42.362.259	0,00	0,01	0,17
VII. Contribuição Social sobre o Lucro Líquido	**726.139.197**	**0,04**	**0,25**	**3,00**
1. Doações a Instituições de Ensino e Pesquisa	3.706.821	0,00	0,00	0,02
2. Doações a Entidades Civis sem fins Lucrativos	10.803.115	0,00	0,00	0,04
3. Microempresas e Empresas de Pequeno Porte	711.629.261	0,04	0,25	2,94
VIII. Contribuição p/ Financiamento da Seguridade Social	**3.270.700.145**	**0,19**	**1,14**	**13,51**
1. Microempresas e Empresas de Pequeno Porte	2.228.790.694	0,13	0,78	9,21
2. Embarcações	39.209.771	0,00	0,01	0,16
3. Medicamentos	794.797.440	0,05	0,28	3,28
4. Termoeletricidade	12.384.120	0,00	0,00	0,05
5. Petroquímica	195.518.120	0,01	0,07	0,81
IX. Adicional ao Frete p/ Renovação da Marinha Mercante	***203.144.472***	**0,01**	***0,07***	**0,84**
1. Doações	172.411	0,00	0,00	0,00
2. Zona Franca de Manaus	58.461.838	0,00	0,02	0,24
3. Pesquisas Científicas	300.976	0,00	0,00	0,00
4. Eventos culturais e artísticos	0	0,00	0,00	0,00
5. Construção Naval	3.988.927			
6. Desenvolvimento Regional	140.220.320	0,01	0,05	0,58
Total dos Benefícios	**24.211.156.283**	**1,40**	**8,45**	**100,00**
Receita Administrada - SRF	**286.382.995.848**	**16,54**	**100,00**	
PIB	**1.730.979.458.217**	**100,00**		

ANEXO V.7

DISCRIMINAÇÃO DOS GASTOS TRIBUTÁRIOS, REGIONALIZADOS E POR RECEITA

2004

Em R$ 1,00

	Receita	Valor Estimado (R$)	Norte	Nordeste	Centro-Oeste	Sudeste	Sul
I.	Imposto sobre Importação	1.754.242.090	861.374.329	9.650.659	25.996.332	683.846.261	173.374.509
II.	Imposto s/ a Renda e Proventos de qualquer natureza	12.695.613.698	836.946.995	1.603.704.970	851.739.513	7.637.319.710	1.765.902.510
II.a)	- Pessoa Física	5.064.294.308	119.444.387	476.753.701	294.017.098	3.416.279.855	757.799.267
II.b)	- Pessoa Jurídica	7.551.631.461	711.943.078	1.126.806.770	554.784.093	4.157.834.052	1.000.263.469
II.c)	- Retido na Fonte	79.687.928	5.559.530	144.500	2.938.322	63.205.803	7.839.774
III.	Imposto sobre Produtos Industrializados	4.169.092.830	2.907.150.047	221.859.606	69.056.025	877.911.242	93.115.910
III.a)	- Operações Internas	3.521.517.757	2.375.666.489	218.209.404	60.125.948	791.767.398	75.748.517
III.b)	- Vinculado à Importação	647.575.073	531.483.558	3.650.202	8.930.077	86.143.844	17.367.393
IV.	Imposto sobre Operações Financeiras	222.813.322	11.621.890	42.065.040	22.859.839	118.874.122	27.392.432
V.	Imposto s/ Propriedade Territorial Rural	0	0	0	0	0	0
VI.	Contribuição Social para o PIS-PASEP	1.169.410.529	25.044.456	120.466.149	69.168.387	704.045.255	250.686.282
VII.	Contribuição Social sobre o Lucro Líquido	726.139.197	17.167.774	72.966.744	47.787.756	423.187.837	165.029.086
VIII.	Contribuição p/ Financiamento da Seguridade Social	3.270.700.145	65.611.444	339.390.850	177.723.034	2.022.782.593	665.192.224
IX.	Adicional ao Frete p/ Renovação da Marinha Mercante	203.144.472	128.573.065	70.120.395	248	4.448.670	2.094
	Total	**24.211.156.283**	**4.853.490.001**	**2.480.224.412**	**1.264.331.133**	**12.472.415.691**	**3.140.695.047**

ANEXO V.8

DISCRIMINAÇÃO DOS GASTOS TRIBUTÁRIOS, REGIONALIZADOS E POR RECEITA

2004

	Receita	Valor Estimado (R$)	Participação Percentual por Região					Total
			Norte	Nordeste	Centro-Oeste	Sudeste	Sul	
I.	Imposto sobre Importação	1.754.242.090	49,10	0,55	1,48	38,98	9,88	100,00
II.	Imposto s/ a Renda e Proventos de qualquer	12.695.613.698	6,59	12,63	6,71	60,16	13,91	100,00
II.a)	- Pessoa Física	5.064.294.308	2,36	9,41	5,81	67,46	14,96	100,00
II.b)	- Pessoa Jurídica	7.551.631.461	9,43	14,92	7,35	55,06	13,25	100,00
II.c)	- Retido na Fonte	79.687.928	6,98	0,18	3,69	79,32	9,84	100,00
III.	Imposto sobre Produtos Industrializados	4.169.092.830	69,73	5,32	1,66	21,06	2,23	100,00
III.a)	- Operações Internas	3.521.517.757	67,46	6,20	1,71	22,48	2,15	100,00
III.b)	- Vinculado à Importação	647.575.073	82,07	0,56	1,38	13,30	2,68	100,00
IV.	Imposto sobre Operações Financeiras	222.813.322	5,22	18,88	10,26	53,35	12,29	100,00
V.	Imposto s/ Propriedade Territorial Rural	0	0	0	0	0	0	0
VI.	Contribuição Social para o PIS-PASEP	1.169.410.529	2,14	10,30	5,91	60,21	21,44	100,00
VII.	Contribuição Social sobre o Lucro Líquido	726.139.197	2,36	10,05	6,58	58,28	22,73	100,00
VIII.	Contribuição p/ Financiamento da	3.270.700.145	2,01	10,38	5,43	61,85	20,34	100,00
IX. -	Adicional ao Frete p/ Renovação da Marinha Mercante	203.144.472	63,29	34,52	0,00	2,19	0,00	100,00
	Total dos Benefícios	**24.211.156.283**	**20,05**	**10,24**	**5,22**	**51,52**	**12,97**	100

ANEXO V.9

ESTIMATIVA DAS RENÚNCIAS PREVIDENCIÁRIAS

2004

Segmento	Valor Estimado (R$ 1,00)	Participação (%) no total das Renúncias 2004	Participação (%) na Arrecadação Previdenciária 2004	Participação (%) no PIB 2004
Segurado Especial *	3.445.977.601	22,3%	3,7%	0,20%
SIMPLES**	5.066.550.358	32,8%	5,5%	0,29%
Entidades Filantrópicas**	2.976.985.625	19,3%	3,2%	0,17%
Empregador Rural - Pessoa Jurídica**	91.260.775	0,6%	0,1%	0,01%
Empregador Rural - Pessoa Física**	947.719.071	6,1%	1,0%	0,05%
Empregador Doméstico*	391.769.013	2,5%	0,4%	0,02%
Clube de Futebol Profissional**	42.865.624	0,3%	0,0%	0,00%
Exportação da Produção Rural - Emenda Constitucional nº 33*	1.754.263.685	11,3%	1,9%	0,10%
CPMF***	739.810.710	4,8%	0,8%	0,04%
Total da Renúncias	**15.457.202.462**	**100,0%**	**16,7%**	**0,89%**

Fontes: *SPS/MPS; SPOA/MPS; INSS; DATAPREV; MDIC; MF*

Elaboração: SPS/MPS

* Valores realizados até 2002, projetados para 2004 de acordo com o crescimento da Arrecadação Líquida.

** Valores realizados até 2001, projetados para 2004 de acordo com o crescimento da Arrecadação Líquida.

*** Valores realizados até 2001, projetados para 2004 de acordo com o crescimento da Arrecadação Líquida e Aumento da Despesa c/Benefícios.

Obs. PIB estimado para 2004 = R$ 1.730.979.458.217; Arrecadação Previdenciária estimada para 2004 = R$ 92.575.108.632

ANEXO V.10

ESTIMATIVA DAS RENÚNCIAS PREVIDENCIÁRIAS, POR REGIÃO

2004

R$ 1,00

Região	Norte	Nordeste	Sudeste	Sul	Centro-Oeste	Total
Segurado Especial	-56.591.567	1.881.917.219	548.275.845	873.446.443	198.929.661	3.445.977.601
SIMPLES	106.369.946	397.481.612	3.053.046.032	1.225.542.750	284.110.020	5.066.550.358
Entidades Filantrópicas	49.086.671	218.764.998	1.910.098.098	651.215.092	147.820.766	2.976.985.625
Empregador Rural - Pessoa Jurídica	3.634.331	42.839.239	164.684.275	-107.487.280	-12.409.790	91.260.775
Empregador Rural - Pessoa Física	17.727.430	56.944.316	550.956.747	170.646.545	151.444.033	947.719.071
Empregador Doméstico	9.696.794	52.854.444	237.999.229	64.610.138	26.608.407	391.769.013
Clube de Futebol Profissional	-8.669	3.838.356	42.140.700	-3.880.780	776.017	42.865.624
Exportação da Produção Rural - Emenda Constitucional nº 33*	n.d.	n.d.	n.d.	n.d.	n.d.	1.754.263.685
CPMF* (Renúncia de Receita e Aumento de Despesa)	n.d.	n.d.	n.d.	n.d.	n.d.	739.810.710
TOTAL**	**129.914.936**	**2.654.640.185**	**6.507.200.925**	**2.874.092.907**	**797.279.114**	**15.457.202.461**

Fontes: SPS/MPS; SPOA/MPS; INSS; DATAPREV; MDIC; MF

Elaboração: SPS/MPS

* Abertura por regiões não disponível.

** Totais por região estão subestimados por não contabilizarem as renúncias das exportações rurais e CPMF.

Obs. O valor da renúncia para a região norte está subestimada pois a PNAD não atinge os trabalhadores rurais desta região.

ANEXO V.11

Demonstrativo dos Benefícios Financeiros e Creditícios
2004

R$ mil

DISCRIMINAÇÃO	NORTE	NORDESTE	SUDESTE	SUL	CENTRO-OESTE	TOTAL
Subsídios Explícitos ou Diretos	**784.767,48**	**2.943.990,62**	**5.910.104,64**	**2.894.348,18**	**3.164.217,55**	**16.327.213,04**
AGF e Estoques Estratégicos	687,38	3.017,86	3.390,43	56.313,68	89.628,49	153.037,85
Custeio Agropecuário	1.281,02	7.189,13	19.502,20	54.831,79	32.334,37	115.138,52
Empréstimos do Governo Federal (EGF)	-	49,92	998,45	1.553,31	624,45	3.226,13
PRONAF	18.401,80	163.462,91	254.272,18	285.960,44	95.461,49	817.558,82
Garantia e Sustentação de Preços	-	-	-	-	-	118.256,26
Investimento	5.865,96	24.630,35	133.557,66	96.122,65	93.907,84	354.084,45
PROEX (equalização)	-	23.600,33	1.003.013,94	153.402,13	-	1.180.016,39
PESA (equalização 2%)	2.048,55	5.640,81	19.590,47	12.266,05	6.729,42	46.275,32
Subsídio Habitacional	nd	nd	nd	nd	nd	324.625,00
Programa de Incentivo à Implementação de Projetos de Interesse Social - PIPS	nd	nd	nd	nd	nd	139.125,00
Cacau (equalização)	nd	nd	nd	nd	nd	8.359,56
Equalização (Recursos do FAT)	1.472,31	2.227,95	18.992,25	4.216,41	1.182,08	28.091,00
Estocagem de Álcool	nd	nd	nd	nd	nd	39.418,75
FCVS	755.010,46	2.714.171,36	4.456.787,06	2.229.681,72	2.844.349,40	13.000.000,00
Subsídios Implícitos ou Indiretos	**923.243,35**	**2.220.162,93**	**3.006.572,95**	**1.455.676,22**	**1.433.179,85**	**9.686.486,31**
FRD	-	4.105,43	25.730,02	-	892,69	30.728,14
FMM	41.294,00	-	173.505,09	32.793,72	-	247.592,82
FND	-	-	-	(18.023,12)	-	(18.023,12)
Banco da Terra	2.231,02	18.065,25	25.218,44	58.562,06	14.873,47	118.950,24
FAT	153.082,50	231.649,46	1.974.708,30	438.398,80	122.905,84	2.920.744,91
Fundos Regionais	593.024,02	1.630.233,98	-	-	638.573,46	2.861.831,47
PROER						
FIES	10.030,01	41.651,57	183.427,47	83.144,51	31.314,33	349.567,89
PROER	-	-	-	-	-	647.651,02
PROEX (financiamento)	-	12.270,84	9.660,02	42.817,38	6.788,12	71.536,36
PRODECER (9)						
CACAU	-	3.335,31	-	-	-	3.335,31
RECOOP	6,40	140,75	10.953,27	51.061,95	1.817,01	63.979,39
FUNCAFÉ	249,19	1.266,72	198.314,23	7.247,29	581,44	207.658,88
Securitização Agrícola	123.326,20	277.443,62	405.056,10	759.673,62	615.433,48	2.180.933,03
TOTAL	**1.708.010,83**	**5.164.153,55**	**8.916.677,58**	**4.350.024,40**	**4.597.397,40**	**26.013.699,35**

ANEXO VI

ESTIMATIVA ATUALIZADA DA MARGEM DE EXPANSÃO DAS DESPESAS OBRIGATÓRIAS DE CARÁTER CONTINUADO

Em cumprimento ao disposto no § 5º do art. 8º da Lei nº 10.707, de 30 de julho de 2003 (LDO - 2004), seguem os valores atualizados referentes à margem de expansão das despesas obrigatórias de caráter continuado.

A estimativa da margem bruta de expansão das despesas obrigatórias considerada **nesta Lei é de R$ 20,1 bilhões.** Tal valor foi obtido mediante o cálculo do ganho real de arrecadação projetado para 2004, ou seja, levou-se em conta o acréscimo de arrecadação decorrente do crescimento real do Produto Interno Bruto e o efeito-legislação. Do valor total da margem de expansão se subtraem as Transferências Constitucionais aos Estados, Distrito Federal e Municípios de R$ **3,3** bilhões bem como a já utilizada/comprometida para o aumento de despesas de R$ 3,0 bilhões, chegando-se à margem líquida de R$ **13,8** bilhões.

Demonstrativo da Margem de Expansão

R$ milhões

Discriminação	2004
1. Aumento da Arrecadação [1]	20.052,7
2. Transferências Constitucionais	3.260,7
3. Margem Bruta (1 - 2)	16.792,0
4. Margem Utilizada	3.005,2
4.1. Novos Concursos	650,6
4.2. Continuidade reestruturação da Carreira do Senado Federal (Resolução nº 7/2002)	173,0
4.3. Continuidade da reestruturação de Carreiras do Poder Judiciário (Lei nº 10.476/2002)	788,9
4.4. Reestruturação de Carreiras do Ministério Público da União (Lei nº 10.476/ 2002)	53,1
4.5. Reestruturação de Carreiras do Poder Executivo	650,0
4.6. Aumento do Salário Mínimo (MP nº 116, 02/04/2003)	234,7
4.7. Benefícios aos Servidores	454,9
5. Saldo (3 - 4)	13.786,7

[1] Foram consideradas receitas decorrentes da seguinte legislação: MP 135/03 modificada, reforma tributária, e aumentos das alíquotas específicas da CIDE-combustíveis, do IPI - fumo e do IPI - bebidas.

Finalmente, deve-se observar que o saldo da margem de expansão de R$ **13,8** bilhões está sendo apropriado na programação do resultado primário do Governo Federal. Assim, as futuras ampliações de despesas obrigatórias estarão sujeitas ao cumprimento da meta de resultado primário definida pela Lei nº 10.707, de 2003.

ANEXO VII

AUTORIZAÇÕES ESPECÍFICAS DE QUE TRATA O ART. 82 DA LEI Nº 10.707, DE 30 DE JULHO DE 2003, PARA ATENDIMENTO AO DISPOSTO NO ART. 169, § 1º, INCISO II, DA CONSTITUIÇÃO

A implementação das medidas constantes deste Anexo fica condicionada à observância dos respectivos limites no exercício de 2004 e ao impacto orçamentário-financeiro anualizado não superior ao dobro dos referidos limites

I . PREENCHIMENTO DE FUNÇÕES E CARGOS COMISSIONADOS VAGOS CONSTANTES DA TABELA A QUE SE REFERE O ART. 78 DA LEI Nº 10.707, 30 DE JULHO DE 2003.

II. PROVIMENTO DE CARGOS, EMPREGOS E FUNÇÕES, BEM COMO ADMISSÃO OU CONTRATAÇÃO DE PESSOAL, A QUALQUER TÍTULO:

1) Poder Legislativo

I. Câmara dos Deputados

Limite de R$ 18.043.606,00 destinados ao provimento de até 307 cargos e funções vagos, criados ou transformados.

II. Senado Federal

Limite de R$ 9.219.445,00 destinados ao provimento de até 318 cargos e funções vagos, criados ou transformados.

2) Poder Judiciário

I. Supremo Tribunal Federal

Limite de R$ 791.899,00 destinados ao provimento de até 67 cargos e funções vagos, criados ou transformados.

II. Superior Tribunal de Justiça

Limite de R$ 12.866.482,00 destinados ao provimento de até 729 cargos e funções vagos, criados ou transformados.

III. Justiça Federal

Limite de R$ 56.348.732,00 destinados ao provimento de até 4.333 cargos e funções vagos, criados ou transformados.

IV. Superior Tribunal Militar

Limite de R$ 555.649,00 destinados ao provimento de até 46 cargos e funções vagos, criados ou transformados.

V. Justiça Eleitoral

Limite de R$ 25.003.118,00 destinados ao provimento de até 12.570 cargos e funções vagos, criados ou transformados.

VI. Justiça do Trabalho

Limite de R$ 89.132.750,00 destinados ao provimento de até 7.491 cargos e funções vagos, criados ou transformados.

VII. Justiça do Distrito Federal e Territórios

Limite de R$ 3.477.233,00 destinados ao provimento de até 179 cargos e funções vagos, criados ou transformados.

3) Ministério Público da União

Limite de R$ 34.561.085,00 destinados ao provimento de até 2.975 cargos e funções vagos, criados ou transformados.

4) Poder Executivo

Limite de R$ 400.600.000,00 destinados ao provimento de cargos e funções vagos ou criados nas áreas de:

a) Auditoria e Fiscalização, até 2.902 vagas;

b) Gestão e Diplomacia, até 2.527 vagas;

c) Jurídica, até 711 vagas,

d) Defesa e Segurança Pública, até 8.232 vagas;

e) Cultura, Meio Ambiente e Ciência e Tecnologia, até 3.353 vagas;

f) Seguridade Social, Educação e Esportes, até 16.822 vagas;

g) Regulação do Mercado, até 3.100 vagas;

h) Indústria e Comércio, Infra-Estrutura, Agricultura e Reforma Agrária, até 3.433 vagas.

III. ALTERAÇÃO DE ESTRUTURA DE CARREIRAS:

1) Poder Legislativo

Limite de R$ 172.951.001,00 destinados à continuidade da implantação do Plano de Carreira do Senado Federal, aprovado pela Resolução nº 7, de 2002.

2) Poder Judiciário

Limite global de R$ 735.813.347,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.475, de 27 de junho de 2002, sendo:

Supremo Tribunal Federal	R$ 11.387.274,00
Superior Tribunal de Justiça	R$ 26.329.409,00
Justiça Federal	R$ 196.937.946,00
Justiça Militar	R$ 10.612.057,00
Justiça Eleitoral	R$ 97.783.273,00
Justiça do Trabalho	R$ 347.590.937,00
Justiça do DF e Territórios	R$ 45.172.451,00

3) <u>Ministério Público da União</u>

Limite de R$ 53.136.185,00 destinados à continuidade da reestruturação de que trata a Lei nº 10.476, de 27 de junho de 2002.

4) <u>Poder Executivo</u>

Limite de R$ 650.000.000,00 destinados à reestruturação da remuneração de cargos integrantes dos Planos de Classificação de Cargos do Poder Executivo Federal e planos equiparados e de carreiras das áreas de Agricultura, Auditoria e Fiscalização, Ciência e Tecnologia, Educação, Gestão e Diplomacia, Previdência, Regulação, Seguridade Social, Tecnologia Militar, Trabalho e Defensoria Pública da União.

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

26000 – Ministério da Educação
26101 — Ministério da Educação

MS	....	CONSTRUÇÃO DA ESCOLA AGROTÉCNICA FEDERAL EM NOVA ANDRADINA	Empreendimento

26298 — Fundo Nacional de Desenvolvimento da Educação

RO	....	ASSISTÊNCIA FINANCEIRA PARA CONSTRUÇÃO DE ESCOLAS Escola Jardim Eldorado	Empreendimento

30000 – Ministério da Justiça
30907 — Fundo Penitenciário Nacional

GO	14.421.0661.1844.0014	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS – NO ESTADO DE GOIÁS Construção da Casa de Custódia de Goiânia (Casa de Prisão Provisória) Construção do Presídio Regional de Goiânia	 Contrato 402/92 Convênio 351801

32000 – Ministério de Minas e Energia
32224 —Centrais Elétricas do Norte do Brasil S.A.

MT	25.752.0292.1887.0051	EXPANSÃO DE SISTEMA DE TRANSMISSÃO DE ENERGIA ELÉTRICA NO MATO GROSSO (ACRÉSCIMO DE APROXIMADAMENTE 365 KM DE LINHA DE TRANSMISSÃO, IMPLANTAÇÃO DA SE JAURU (MT) 400 MVA) E REFORÇO NAS SUBESTAÇÕES ASSOCIADAS EQUIVALENTE A 563 MVA) - NO ESTADO DO MATO GROSSO Execução de projeto executivo, fornecimento total de materiais, obras civis e *montagem eletromecânica da Linha de Transmissão 230 Kv Coxipó / Jauru,* circuito duplo (12 cabos CAA 795 MCM TERN - 6.032t; e estruturas metálicas - *8.100t), com 360 Km de extensão.*	Contrato 4500007623
PA	25.752.0297.1897.0015	EXPANSÃO DO SISTEMA DE TRANSMISSÃO NO ESTADO DO PARÁ ASSOCIADO À UHE TUCURUÍ (ACRÉSCIMO DE 1.582 MVA NAS SUBESTAÇÕES ASSOCIADAS) – NO ESTADO DO PARÁ Execução dos serviços de Fiscalização e Controle de Qualidade da Montagem Eletromecânica necessária à ampliação da Subestação Tucuruí 500/230/69 KV, no município de Tucuru/PA	Contrato 4500015927

32228 — Furnas Centrais Elétricas S.A.

PR	25.752.0296.3360.0001	SISTEMA DE TRANSMISSÃO DE ITAIPU (PR) - SÃO PAULO (SP) (REFORÇOS NAS TORRES DA LT 750KV FOZ - IVAIPORÃ III, LT IVAIPORÃ - ITABERÁ I E II E NA LT ITABERÁ - TIJUCO PRETO I E II) - NACIONAL Fornecimento de estruturas metálicas para as torres autoportantes das LT Ivaiporã - Itaberá III e Itaberá – Tijuco Preto III Construção do trecho "B" da LT Foz do Iguaçu - Ivaiporã III; Fornecimento de peças para reforço de torres nas LT I e II entre Foz do Iguaçu e Tijuco Preto; Montagem das peças no trecho entre Foz e o Rio Tibagi Montagem de peças de reforço de torres na LT 750 KV Foz do Iguaçu-Ivaiporã III	Empreendimento Empreendimento Empreendimento Empreendimento

36000 – Ministério da Saúde
36901 — Fundo Nacional de Saúde

RO	....	IMPLANTAÇÃO, APARELHAMENTO E ADEQUAÇÃO DE UNIDADES DO SUS - IMPLANTAÇÃO, APARELHAMENTO E ADEQUAÇÃO DE UNIDADES DO SUS NO ESTADO DE RONDÔNIA *Construção e Aparelhamento do Hospital Municipal de Cacoal*	Contrato 091/91-PGE

39000 – Ministério dos Transportes
39211 — Companhia Docas do Espírito Santo

ES	26.784.0230.1158.0002 26.846.0909.0034.0002	RECUPERAÇÃO E MODERNIZAÇÃO DA INFRA-ESTRUTURA PORTUÁRIA NO ESTADO DO ESPÍRITO SANTO Construção do terminal de conteineres do Porto de Barra do Riacho	Empreendimento
ES	26.784.0230.3503.0032	AMPLIAÇÃO E RECUPERAÇÃO DAS INSTALAÇÕES DO PORTO DE VITÓRIA - NO ESTADO DO ESPÍRITO SANTO Construção de berço de atracação para carga de elevado peso unitário	Empreendimento
ES	26.784.0230.3508.0032	OBRAS COMPLEMENTARES NO CAIS DE CAPUABA (ES) - NO ESTADO DO ESPÍRITO SANTO Obras e serviços para Reabilitação da Área dos Berços 201 e 202 e sua Retroárea Primária	Empreendimento

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

39000 – Ministério dos Transportes

39213 — Companhia Docas do Estado de São Paulo

SP	26.784.0231.1939.0109 26.846.0909.0553.0101 26.846.0909.0553.0103 26.846.0909.0553.0111	IMPLANTAÇÃO DA AVENIDA PERIMETRAL PORTUÁRIA NO PORTO DE SANTOS (SP) - NO ESTADO DE SÃO PAULO	Empreendimento

39252 — Departamento Nacional de Infra-Estrutura de Transportes - DNIT

AM	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-319 NO ESTADO DO AMAZONAS - DIVISA RO/AM – MANAUS Subtrecho km 500,0 - km 563,1 Subtrecho km 818,6 - km 877,4 Subtrecho km 723,6 - km 768,6 Subtrecho km 563,1 - km 655,7 Subtrecho km 768,6 - km 818,6 Subtrecho km 678,6 - km 723,6	 Contrato PD/01/16/2001-00 Contrato PD/01/10/2000-00 Contrato PD/01/14/2001-00 Contrato PD/01/05/2000-00 Contrato PD/01/20/2001-00 Contrato PD/01/15/2001-00
AM	26.782.0238.1428.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-317 NO ESTADO DO AMAZONAS – TRECHO BOCA DO ACRE - DIVISA AM/AC (Segmento km 416 - km 516)	Contrato PD/01/07/2000-00
AP	26.784.0238.5888.0016	REVITALIZAÇÃO DO SETOR COMERCIAL PORTUÁRIO NO PORTO DE SANTANA - NO ESTADO DO AMAPÁ Execução das Obras de Revitalização do Setor Comercial Portuário de Santana, no Estado do Amapá.	Convênio 470267 Contrato 012/2003-PMS
CE	26.782.0235.10DK.0002	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-116 NO ESTADO DO CEARÁ - CONSTRUÇÃO DE PONTE SOBRE O RIO COCÓ / ACESSO DE LIGAÇÃO A CE-040 (FORTALEZA) Construção de ligação viária integrante do Anel Rodoviário de Fortaleza, constituída por uma ponte sobre o Rio Cocó e a Via Urbana, interligando os bairros Praia do Futuro e Praia da Sabiaguaba. Execução de serviços de drenagem, terraplenagem, pavimentação, obras de artes especiais, urbanização de favelas, construção de unidades habitacionais, de praças e de equipamentos comunitários, nas áreas de jurisdição das Secretarias Executivas Regionais I, II, III.	Convênio 472515 Contrato 01/2000
DF	....	ADEQUAÇÃO DE ANÉIS RODOVIÁRIOS NO CORREDOR LESTE - ADEQUAÇÃO DE ANEL RODOVIÁRIO NO DISTRITO FEDERAL (EPIA) Elaboração de Projeto de Engenharia e execução dos serviços de restauração, construção e pavimentação das interligações das Rodovias BR-020/040/060/070/DF.	Convênio PG-063/99
ES	....	ADEQUAÇÃO DE ACESSOS RODOVIÁRIOS NO CORREDOR LESTE BR-262/ES - EM VITÓRIA (SUL) Execução da Obras de Melhoramentos e restauração, com duplicação de via, restauração da pista existente, na BR-262/ES, trecho km 10,1 - km 19,3.	Contrato PG-018/98
ES	26.782.0220.2834.0032	RESTAURAÇÃO DE RODOVIAS FEDERAIS – NO ESTADO DO ESPÍRITO SANTO Obras de restauração rodoviária na BR-259/ES; trecho João Neiva-Colatina; segmento Km 0,0 - Km51,2 Obras de restauração na rodovia BR-101/ES, segmento Km 0,0 - Km 149,0. Execução de obras de restauração da rodovia BR-259/ES, segmento Km 59,0 - Km 108,6	Contrato PG-179/1998-00 Contrato PG-019/00-00 Contrato 17002/2001-00
ES	26.782.0230.7150.0121	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-342 NO ESTADO DO ESPÍRITO SANTO – ENTRONCAMENTO BR-101/ES - NOVA VENÉCIA - ECOPORANGA - DIVISA ES/MG Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 01/2001-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Divisa ES/MG-Ecoporanga; Estaca 0 a 2480. Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 02/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga -Pavão; Lote 2: Estaca 1855 a 2817. Cessão e transferência dos compromissos e responsabilidade decorrentes do Contrato 01/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga -Pavão; Lote 1: Estaca 0 a 1855.	Contrato PG-094/01-99 Contrato PG-093/2001-99 Contrato PG-095/2001-99

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

39000 – Ministério dos Transportes
39252 — Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
GO	26.782.0237.3768.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-060 NO ESTADO DE GOIÁS - DIVISA DF/GO – ENTRONCAMENTO BR-153/GO	
		Duplicação e restauração da BR-60, trecho divisa DF/GO até o entroncamento com a BR 153/Anápolis - segmento km 50,4/ 94,20.	Contrato PG-059/98-00
		Duplicação e restauração da BR-060, trecho: entr.DF.001-Div.DF/GO; Div. DF/GO; seg 1: km30/31,50/0,00 – Subtrecho 2, seg 2, km 0,00/18, ext.19,5Km.	Contrato PG-198/99
		Supervisão, coordenação e controle das obras de duplicação e restauração da BR-060, trecho Div. DF/GO - Entr. BR-153, segmento km 50,4 ao km 94,2.	PD-12-0013/98
		Coordenação, supervisão e controle das obras de restauração e duplicação da BR-060, trecho: div. DF/GO - entr. BR-153, seg. km 18,0 ao km 50,4.	PD-1200011/98
GO	....	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS -BR-080/GO - PADRE BERNARDO - URUAÇU - SÃO MIGUEL DO ARAGUAIA	Empreendimento
MG	....	ADEQUAÇÃO DE RODOVIAS FEDERAIS – ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO ESTADO DE MINAS GERAIS	
		Obras de Recuperação e Melhoramentos da BR-265/MG; subtrecho entronc. BR-354/MG (Lavras) - entronc. BR-381/MG; segmento KM 340,4 ao 358,3 e interseções a Lavras e Ribeirão Vermelho; extensão de 19,7 Km	Contrato PD-06.0045/00-00
MT	26.782.0236.1424.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-364 NO ESTADO DO MATO GROSSO – TRECHO DIAMANTINO - SAPEZAL – COMODORO	
		Construção e Pavimentação da Rodovia BR 364/MT, trecho Div. GO/MT - Div. MT/RO, subtrecho entr. BR 174/MT - Campos de Júlio/MT, estac. 0 - Estac. 1.840 (Lote 3.1)	Contrato PD/11-013/2001-00
PA	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS BR-222/PA - CONSTRUÇÃO DO TRECHO D. ELISEU - ENTR. BR-158/ PA	
		Execução de Serviços na BR-222. Trecho D. Eliseu, Subtrecho Rondon de Pará / D. Eliseu, Ext. 86 km.	Convênio 334460
		Serviços de terraplenagem, pavimentação, drenagem e obras de arte correntes na BR-222, trecho Marabá (Km 12) / Filinto Muller, com ext. de 221, 8 Km	Contrato PG-144/85
		Execução de serviços de pavimentação na Rodovia BR-222, trecho Marabá/Dom Elizeu, subtrecho Rondon do Pará/Dom Elizeu, com extensão de 35,18 Km	Contrato A.JUR 19/98
PA	26.782.0236.1516.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DO PARÁ – TRECHO DIVISA PA/TO – MARABÁ - ALTAMIRA - ITAITUBA	
		Construção de uma ponte sobre o Rio Araguaia, em Porto Jarbas Passarinho, na Rodovia BR-230/PA do segmento km 0,00 - km 0,9.	*Contrato* PD/2-00011/01-00
PA	26.784.0237.5750.0101	CONSTRUÇÃO DE ECLUSAS DE TUCURUÍ NO ESTADO DO PARÁ – NO RIO TOCANTINS	
		Obras fluviais complementares de proteção de infra-estrutura das eclusas de Tucuruí, incluindo cais de concreto e pavimentação da Av. Beira Rio.	Contrato 049/2001
		Execução das obras de proteção e contenção da margem esquerda do Rio Tocantins, na região a jusante do sistema de transposição de desnível de Tucuruí/PA.	Convênio 455173
PB	26.782.0235.1236.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DA PARAÍBA - TRECHO JOÃO PESSOA – CAMPINA GRANDE	
		Obras de ampliacão, melhoramentos e restauracão da rodovia BR 230/PB, trecho Cabedelo/Divisa PB-CE, Segmento Km 35,6 a 147,9.	Contrato PJ-007/99-DER/PB
PI	26.782.0235.7204.0009	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-330 NO ESTADO DO PIAUÍ – TRECHO BOM JESUS – DIVISA PI/MA	
		Edital nº 175/2002-00, de 11/11/2002, referente à Concorrência Pública para seleção de empresas para a execução dos serviços de construção, pavimentação e obras de arte especiais na Rodovia BR 330.	Empreendimento
PR	26.782.0233.7182.0003	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-487 NO ESTADO DO PARANÁ – TRECHO PORTO CAMARGO - UVAIÁ	
		Lote 02 - Construção e pavimentação de 21,10 km	Contrato PG 171/98-002

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

39000 – Ministério dos Transportes
39252 — Departamento Nacional de Infra-Estrutura de Transportes - DNIT

RO	26.782.0236.7460.0004	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-429 NO ESTADO DE RONDÔNIA - CONSTRUÇÃO DO TRECHO PRESIDENTE MÉDICI - SÃO MIGUEL DO GUAPORÉ Execução de serviços de restauração de pavimentação asfáltica, restauração de revestimento primário, adequação de capacidade de elaboração do projeto final de engenharia na rodovia BR-429/RO, trecho Presidente ME.	Convênio PG-143/96 Contrato 040/96
RO	26.782.0238.1210.0002	CONSTRUÇÃO DE PONTES NA BR-364 NO ESTADO DE RONDÔNIA - CONSTRUÇÃO DE PONTE SOBRE O RIO MADEIRA EM ABUNÃ	Contrato PD/22/09/2001-00, exceto projeto executivo
RO	26.782.0236.1204.0004	CONSTRUÇÃO DE PONTES NA BR-319 NO ESTADO DE RONDÔNIA - CONSTRUÇÃO DE PONTE SOBRE O RIO MADEIRA EM PORTO VELHO	Contrato PD/22/08/2001-0, exceto projeto executivo
RR	26.782.0238.7456.0004	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-401 NO ESTADO DE RORAIMA - CONSTRUÇÃO DO TRECHO KM 100 - NORMANDIA Serviço de construção de pontes de concreto armado sobre os rios Itacutu (comprimento 230,00 m) e Arraia (120,00 m).	Contrato CP nº 001/2001
RS	....	ELIMINAÇÃO DE PONTOS CRÍTICOS - NO ESTADO DO RIO GRANDE DO SUL Construção de Travessia Urbana em São Gabriel/RS, na BR-290/RS, entronc. entre a BR-101/RS e a BR-293/RS, fronteira Brasil/Argentina, subtrecho BR-473 e BR-158, segmento Km 417 – Km 421. Execução dos serviços de Supervisão, Coordenação e Controle das obras de Construção de Travessia Urbana em São Gabriel/RS, na BR-290/RS.	Contrato PD-10-033/01-00 Contrato PD-10-025/01
RS	....	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-392 NO ESTADO DO RIO GRANDE DO SUL - RIO GRANDE – PELOTAS Execução de serviços de adequação de capacidade, incluindo duplicação e restauração da BR-392-trecho Rio Grande/RS-Pelotas/RS-Lote 3. Execução de serviços de adequação de capacidade, incluindo duplicação e restauração da BR-392-trecho Rio Grande/RS-Pelotas/RS-Lote 2	Contrato PD-10-056/01-00 Contrato PD-10-057/01-00
RS	26.782.0233.10EC.0002	CONSTRUÇÃO DE RODOVIAS FEDERAIS NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL Construção da Rodovia BR-158/RS, subtrecho Santa Maria (BR-287/RS) - Rosário do Sul (BR-290/RS); segmento: Km 0 - Km 38,4 (Lote nº 1). Construção do contorno de Santa Rosa, entre o entroncamento da RS-210 (Boa Vista do Buricá) e o entroncamento da RS-344 (para Tuparendi), na BR-472/RS . Execução dos serviços de supervisão das obras de construção da rodovia BR-158/ RS, subtrecho Santa Maria – Rosário do Sul, extensão 114,7 Km (Lotes 1, 2 e 3). Implantação e pavimentação da BR-285/RS, segmento km 54+176-km 24+176 do PNV, entre Bom Jesus-Divisa SC/RS, Lote 1. Implantação e pavimentação da BR-285/RS, segmento km 24+176-km 0 do PNV, entre Bom Jesus-Divisa SC/RS, Lote 2.	Contrato PD-10-004/97 Contrato PD-10-024/2000 Contrato PG-129/97-00 Contrato PD-10-015/2001 Contrato PD-10-049/2001
RS	26.782.0233.3430.0101	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-470 NO ESTADO DO RIO GRANDE DO SUL – TRECHO BARRACÃO - LAGOA VERMELHA - NOVA PRATA Construção da BR-470/RS, sutrecho divisa SC/RS, entroncamento Rs-477 (Pontão), segmento Km 2+185 - Km 37+650 (extensão de 35,465Km) e ruas laterais na travessia urbana de Barracão/RS (extensão 4,140 Km) - Lote 1. Construção da BR-470/RS, subtrecho do entroncamento RS 477 (Pontão) - entroncamento BR-285 (Lagoa Vermelha), segmento Km 37+650 - Km 77,37 (extensão de 39,72 Km) -Lote 2.	Contrato PD-10-017/2001 Contrato PD-10-018/2001
RS	26.784.0233.5019.0043 26.784.0233.10CJ.0002	AMPLIAÇÃO DOS MOLHES E DRAGAGEM DE APROFUNDAMENTO DO CANAL DE ACESSO NO PORTO DO RIO GRANDE – NO ESTADO DO RIO GRANDE DO SUL Prolongamento dos molhes do Porto de Rio Grande	Contrato 018/2001-MT

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

39000 – Ministério dos Transportes
39252 — Departamento Nacional de Infra-Estrutura de Transportes - DNIT

UF	Subtítulos	Empreendimento	Contratos e Congêneres
SC	....	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL - BR-282/SC – FLORIANÓPOLIS - DIVISA COM ARGENTINA	
		Edital de licitação nº 142/2001 (sobrepreço). Complementação do objeto do Contrato nº PJ.078/2000.	Empreendimento
		BR-282, trecho S. Miguel D'Oeste-Paraíso-Rio Peperiguaçu (divisa c/ Argentina): terraplenagem, pavimentação, drenagem, OAC, e serv. compl. 2	Contrato PJ.091/2001
		BR-282, *trecho*	Contrato PJ.090/2001
		BR-282, trecho "Vargem - São José do Cerrito": terraplenagem, pavimentação, drenagem, obras de arte correntes e serviços complementares. 2	Contrato PJ.078/2000
SC	....	AMPLIAÇÃO DO PORTO DE ITAJAÍ - NO ESTADO DE SANTA CATARINA	
		Obras e serviços de engenharia para recuperação dos molhes norte/sul e *melhoria das condições de calado do canal de acesso ao Porto de Itajaí/SC* 2.	Itens 2 e 3 - Contrato 039/00
SC	26.783.0233.1276.0101	CONSTRUÇÃO DE CONTORNOS FERROVIÁRIOS NO ESTADO DE SANTA CATARINA – EM JARAGUÁ DO SUL	
		Serviços de execução das obras de implantação do ramal ferroviário de contorno□Tribunal de Contas da União das cidades de Jaraguá do Sul e *Guaramirim, em conformidade com o edital de concorrência* 130/2001, e demais documentos constantes da cláusula segunda do contrato	Contrato 045/2002
		Execução dos serviços de supervisão, coordenação e controle das obras de implantação do contorno ferroviário das cidades de Jaraguá do Sul e Guaramirim	Contrato 272/2002
SE	26.782.0229.1212.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-101 NO ESTADO DE SERGIPE - TRECHO DIVISA AL/SE - DIVISA SE/BA	
		Execução de obras de ampliação de capacidade, melhoramentos e restauração na BR-101/SE, segmento Km 77,3 ao Km 91,6.	Contrato PG-248/99-00
TO	26.782.0237.7220.0011	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-230 NO ESTADO DE TOCANTINS – TRECHO DIVISA MA/TO - DIVISA TO/PA	
		Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de artes especiais na rodovia BR-230, trecho: Macaúba/Estreito (divisa TO/MA).	Contrato 200/96
		Execução de serviços de terraplenagem, pavimentação asfáltica e obras de artes especiais na BR-230, subtrecho km 20 (a partir do Estreito)/Luzinópolis	Contrato 86/2000
TO	26.782.0237.7220.0015	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-242 NO ESTADO DE TOCANTINS - TRECHO PEIXE – PARANÃ – TAGUATINGA	
		Execução de obras de terraplenagem, drenagem e pavimentação na Rodovia BR-242, sub-trecho Peixe-Km. 57, com extensão de 57 km.	Contrato 002/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Km. 57/Paranã/Km. 90, com extensão de 33,53 km.	Contrato 003/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Paranã/Km. 90/Km. 150, com extensão de 60 km.	Contrato 004/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Km. 203/Taguatinga, com 56,53 km. de extensão.	Contrato 006/99
		Execução de obras de terraplenagem, drenagem e pavimentação na Rod. BR-242, sub-trecho Km. 150/Km. 203, com 53 km. de extensão.	Contrato 005/99
TO	26.782.0237.7220.0105	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-235 NO ESTADO DO TOCANTINS – TRECHO DIVISA TO/MA - DIVISA TO/PA	
		Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 1 (Estaca 4.520 a 00)	Contrato 184/2000
		Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 2 (Estaca 7.742 a 4.520)	Contrato 185/2000
		Execução dos serviços de terraplenagem, pavimentação, obras de artes correntes e especiais e serviços complementares na rodovia BR-235. Trecho: Pedro Afonso / divisa TO/MA.	Convênio 330496 (SIAFI)

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

51000 – Ministério do Esporte

51101 — Ministério do Esporte

AC	27.812.1250.5450.3058	IMPLANTAÇÃO DE NÚCLEOS DE ESPORTE RECREATIVO E DE LAZER - SEGUNDA FASE DA IMPLANTAÇÃO DO CENTRO OLÍMPICO DE RIO BRANCO - ESTADO DO ACRE	Empreendimento
AC	....	IMPLANTAÇÃO DE INFRA-ESTRUTURA ESPORTIVA PARA USO DE COMUNIDADES CARENTES – CONSTRUÇÃO DE CENTRO OLÍMPICO – RIO BRANCO-AC	
		Execução do Programa Esporte Direito de Todos - Transferência de recursos financeiros da União para a execução da Implantação de Centro Olímpico no Estado do Acre (Primeira Fase)	Convênio 446198
		Construção da 1ª fase do Estádio do Centro Olímpico de Rio Branco - AC (gramado do campo de futebol, drenagem, vias de acessos e arquibancadas do setor 1)	Contrato 100/2002

52000 – Ministério da Defesa

52101 — Ministério da Defesa

AM	05.153.0643.1213.0010	IMPLANTAÇÃO DE UNIDADES MILITARES NA REGIÃO DA CALHA NORTE - NA REGIÃO NORTE	
		Execução de infra-estrutura no 10º Grupamento de Artilharia de Campanha *de Selva (10º GAC SI) e 1ª Base Logística, em Boa Vista-RR*	Contrato 013/2001-6º BEC

52911 — Fundo Aeroviário

SC	05.781.0631.107D.0101	CONSTRUÇÃO DA PISTA DE POUSO E DECOLAGEM DO AEROPORTO REGIONAL SUL – NO MUNICÍPIO DE JAGUARUNA - SC	Contrato Siasg 120074-2003

53000 – Ministério da Integração Nacional

53101 — Ministério da Integração Nacional

AL	06.846.1027.10CZ.0002	OBRAS DE MACRODRENAGEM NO TABULEIRO DOS MARTINS - MACEIÓ - AL - OBRAS DE MACRODRENAGEM NO TABULEIRO DOS MARTINS - MACEIÓ – AL	
		Serviços de Engenharia necessários à Ampliação da Macrodrenagem da área denominada de Grande Tabuleiro em Maceió – AL	Contrato 01/97
BA	20.607.0379.5248.0101	CONSTRUÇÃO DA ADUTORA SERRA DA BATATEIRA COM 18,8 KM NO ESTADO DA BAHIA – NO MUNICÍPIO DE SOBRADINHO - BA	
		Construção de um canal a partir do lago da barragem de Sobradinho interligando-se ao Riacho Tatauí, no Município de Sobradinho/BA	Convênio 74974
		Execução dos Serviços de Aproveitamento Agrícola do Riacho Tatauí	Contrato 001/99
DF	20.607.0379.5250.0101	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO RIO PRETO COM 7.600 HÁ NO DISTRITO FEDERAL - EM BRASÍLIA - DF	
		Execução de EIA/RIMA, detalhamento de projetos, execução de obras e serviços de barragens e assistência técnica de operação e manutenção	Contrato 001/2001
		Construção de barragens de acumulação de maciços de terra para o aproveitamento hidro-agrícola da Bacia do Rio Preto no DF	Convênio 397789
GO	....	REURBANIZAÇÃO E CANALIZAÇÃO DOS CÓRREGOS BOTAFOGO E CAPIM-PUBA	
		Obras de reurbanização dos vales dos Córregos Botafogo e Capim-Puba.	Contrato 002/90
MA	20.607.1038.5680.0021	TRANSFERÊNCIA DA GESTÃO DO PERÍMETRO DE IRRIGAÇÃO SALANGÔ COM 3.216 HA NO ESTADO DO MARANHÃO – NO DO MARANHÃO	Empreendimento
MA	18.544.0515.5256.0021	CONSTRUÇÃO DA ADUTORA DO ITALUIS COM 45 KM NO ESTADO DO MARANHÃO – NO ESTADO DO MARANHÃO	
		Execução do lote II do sistema produtor do Itapecuru	Contrato 071/2000-RAJ
		Execução do lote I do sistema produtor do Itápecuru	Contrato 072/2000-RAJ
MT	....	PAVIMENTAÇÃO DE RODOVIAS ESTADUAIS NO ESTADO DE MATO GROSSO	
		Pavimentação da rodovia MT-250 – entroncamento MT-170 (Curvelândia)-Mirassol D'Oeste	Contrato 059/98/00/00
		Pavimentação da Rodovia MT-475 – entroncamento BR-174 – Glória D'Oeste	Empreendimento
PB	....	CONSTRUÇÃO DA BARRAGEM BARTOLOMEU II, NO MUNICÍPIO DE CAJAZEIRAS/PB	Empreendimento
PE	....	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA –PERENIZAÇÃO DO RIO PAJEÚ NO ESTADO DE PERNAMBUCO – PE	Empreendimento

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

53000 – Ministério da Integração Nacional
53101 — Ministério da Integração Nacional

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RS	....	CONSTRUÇÃO DA BARRAGEM DO ARROIO QUEBRACHO EM BAGÉ	
		Execução de obras de melhoria no sistema de abstecimento de água de Bagé, constituindo-se no conjunto das seguintes obras: construção da Barragem do Arroio quebracho; captação superficial; estação elevatória de água bruta; adutora de água bruta; e subestação rebaixadora de tensão.	Contrato 01-A/93/PMB/DAEB
SC	06.846.1027.0678.0004	APOIO A OBRAS PREVENTIVAS DE DESASTRES - APOIO A OBRAS PREVENTIVAS DE DESASTRES – ESTADO DE SANTA CATARINA	
		Execução das obras do Canal Extravasor do Rio Itajaí-Mirim e passagem em desnível	Contrato 246/01
SE	....	CONSTRUÇÃO DA BARRAGEM DE POÇO VERDE – NO ESTADO DE SERGIPE	
		Execução de obras e serviços de engenharia para construção de barragens, para melhoria de pequenas comunidades no Município de Poço Verde - Projeto Padre Melo.	Convênio 416836
		Execução de obras e serviços do Projeto Padre Melo, para aproveitamento de recursos hídricos para beneficiamento de pequenas comunidades no Município de Poço Verde, incluindo a elaboração de EIA/RIMA e do projeto executivo.	Contrato 349/2001
SE	18.544.1047.5896.0028	AMPLIAÇÃO, RECUPERAÇÃO E AUTOMAÇÃO DOS SISTEMA INTEGRADOS DE ALTO SERTÃO E SERTANEJA NO ESTADO DE SERGIPE (PRÓAGUA SEMI-ÁRIDO) – NO ESTADO DE SERGIPE	Empreendimento
SP	06.846.1027.0678.0112	APOIO A OBRAS PREVENTIVAS DE DESASTRES - APOIO A OBRAS PREVENTIVAS DE DESASTRES – ESTADO DE SÃO PAULO	
		Canalização em célula dupla de 1889 m do Córrego Cadaval entre a Av. da Fábrica e a Estrada do Pequiá, em Carapicuíba/SP, com pavimentação de 1644 m da pista direita do córrego e 1204 m da pista esquerda.	Convênio 435839
		Sub-rogação da execução de obras de drenagem, terraplenagem, pavimentação, guias, sarjetas e canalização de córregos em logradouros públicos, em Carapicuíba/SP, distribuídas em 6 blocos de execução.	Contrato 001/1994-A
		Obras e serviços destinados a recuperação de vossoroca e à coleta do deflúvio superficial direto para mitigação de seus efeitos no Município de Avaré/SP	Contrato do Processo 147/02

53204 — Departamento Nacional de Obras Contra as Secas

UF	Subtítulos	Empreendimento	Contratos e Congêneres
CE	....	CONSTRUÇÃO DA BARRAGEM PAULA PESSOA NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ	Empreendimento
CE	20.607.0379.1736.0023	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO BAIXO ACARAÚ - 1ª ETAPA - COM 8.816 HA NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ	Empreendimento
CE	18.544.0515.10AD.0002	CONSTRUÇÃO DA BARRAGEM DE TAQUARA - PACUJÁ - CE - CONSTRUÇÃO DA BARRAGEM DE TAQUARA - PACUJÁ - CE	
		Construção da Barragem Taquara, no Estado do Ceará	Contrato 19300250000362002
PB	20.607.0379.1754.0025	CONSTRUÇÃO DO CANAL ADUTOR SISTEMA COREMAS-MÃE D'ÁGUA NO ESTADO DA PARAÍBA	
		Conclusão do Canal Adutor Principal de Transposição das Águas - Lote I e Sistema de Adução Principal e Rede de Distribuição - Lote II	Contrato 007/98
PI	....	CONSTRUÇÃO DA BARRAGEM DE CASTELO NO RIO POTY - NO ESTADO DO PIAUÍ	
		Construção da Barragem Castelo, no Município de Castelo do Piauí – PI	Contrato AJ-N. 76/88
PI	20.607.0379.5262.0022	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO PLATÔS DE GUADALUPE COM 13.639 HÁ NO ESTADO DO PIAUÍ – NO ESTADO DO PIAUI	
		Obras civis do Projeto de Aproveitamento Hidroagrícola dos Platôs de Guadalupe-2ª Etapa, incluindo fornecimento, instalação e montagem dos equipamentos hidromecânicos	Contrato 47/2002
PI	....	CONSTRUÇÃO DA BARRAGEM PIAUS NO ESTADO DO PIAUÍ	Contrato 19300250000282002
MG	18.544.0515.3735.0031	CONSTRUÇÃO DA BARRAGEM CONGONHAS NO ESTADO DE MINAS GERAIS – NO ESTADO DE MINAS GERAIS	
		Execução das obras e serviços de construção da Barragem Congonhas, tipo Mista (CCR e Terr), incluindo fornecimento, instalação e montagem dos equipamentos hidromecânicos e elétricos, localizada no município de Grão Mogol, no Estado de Minas Gerais	Contrato PGE-09/2002
		Elaboração do Projeto executivo, supervisão e controle tecnológico das obras e serviços da Barragem Congonhas	Contrato PGE-39/2002

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

54000 – Ministério do Turismo

54101 — Ministério do Turismo

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RO	....	PROMOÇÃO DO TURISMO SUSTENTÁVEL LOCAL EM MUNICÍPIOS - INFRA-ESTRUTURA TURÍSTICA EM PORTO VELHO - RO	
		Urbanização de uma área com extensão de oito quilômetros à margem do rio Madeira e ao longo da estrada de ferro Madeira-Mamoré, com a construção da Avenida Beira-Rio ao longo de oito quilômetros junto à margem do rio Madeira. Em torno da avenida Beira-Rio, será construída uma infra-estrutura turística composta de ciclovia, pista para cooper, quadras poliesportivas, quadras de vôlei, play-grounds, lanchonetes, sanitários, estacionamentos, mirantes e obras de paisagismo.	Contrato 48/PGM/2002
		Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO	Convênio 435209
		Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO	Convênio 448395

56000 – Ministério das Cidades

56101 — Ministério das Cidades

UF	Subtítulos	Empreendimento	Contratos e Congêneres
SP	....	AÇÕES DE REESTRUTURAÇÃO URBANA, INTERLIGAÇÃO DE ÁREAS URBANAS E DE ADEQUAÇÃO DE VIAS - CONCLUSÃO DAS OBRAS DO COMPLEXO VIÁRIO DO RIO BAQUIRIVU - GUARULHOS – SP	
		Execução das obras civis de implantação do Sistema Viário Marginal Baquirivu, inclusive obras de arte e serviços complementares.	Contrato 039/99
		Execução de ações de reestruturação urbana e interligação de áreas urbanas e de adequação de vias. Conclusão das obras do Complexo Viário da Marginal do Rio Baquirivu – Guarulhos – SP.	Convênio 458571
		Serviços de pavimentação completa até a capa de concreto asfáltica na Pista Norte, movimento de terra até a greide final da Pista Norte e Ramo Q, incluindo a execução de 126m de aduelas para canalização do Córrego Cachoeirinha e a execução da Via Coletora Sul, recompondo todo o pavimento danificado existente, inclusive com troca de solo.	Convênio 475794
		Execução de ações de reestruturação urbana e interligação de áreas urbanas e de adequação de vias. Conclusão das obras do Complexo Viário da Marginal do Rio Baquirivu – Guarulhos – SP.	Convênio 458737
		Execução de serviços de terraplenagem da Alameda das Papoulas (interligação da Av. Monteiro Lobato com o Complexo Viário do Rio Baquirivu) e execução de muro de contenção na margem sul do Rio Baquirivu com extensão de 170 m.	Convênio 441816
		Conclusão da superestrutura do Viaduto Monteiro Lobato(obra iniciada com recursos da Prefeitura) e e execução da cabaceira do viaduto compreendendo o Ramo B e a pista oeste da Av. Monteiro Lobato.	Convênio 441864

56201 — Empresa de Trens Urbanos de Porto Alegre S.A.

UF	Subtítulos	Empreendimento	Contratos e Congêneres
RS	15.453.1295.5166.0043	IMPLANTAÇÃO DO TRECHO SÃO LEOPOLDO - NOVO HAMBURGO DA LINHA 1 DO SISTEMA DE TRENS URBANOS DE PORTO ALEGRE - RS – NO ESTADO DO RIUO GRANDE DO SUL	Empreendimento

56000 – Ministério das Cidades

56202 — Companhia Brasileira de Trens Urbanos

UF	Subtítulos	Empreendimento	Contratos e Congêneres
MG	15.453.1295.5176.0031	IMPLANTAÇÃO DO TRECHO ELDORADO-VILARINHO DO SISTEMA DE TRENS URBANOS DE BELO HORIZONTE – MG – NO ESTADO DE MINAS GERAIS	
		Serviços técnicos de consultoria e assessoria nas áreas administrativa, financeira, contábil, patrimonial, tributária, jurídica e na gestão e fiscalização técnica de contratos para a CBTU	Contrato 023/2002-DA
		Concessão de direito real de uso do terreno anexo à Estação Vilarinho, precedida de construção de Terminal Rodoviário de Passageiros integrado à estação e de empreendimento Comercial Agregado, garantida à concessionária a exploração comercial exclusiva em todo o complexo no período de concessão.	Contrato 035-2002/DA
PI	....	EXPANSÃO DO SISTEMA DE TRENS URBANOS DE TERESINA- PI- NO ESTADO DO PIAUÍ	
		Conclusão dos serviços de implantação do trem urbano de Teresina	Contrato AT-N 30/87
		Ampliação e melhoria do sistema ferroviario de passageiros em teresina, bem como execução das correspondentes obras	Convênio 436349

Anexo VIII – Relação de Subtítulos de Obras e Serviços com Indícios de Irregularidades Graves

UF	Subtítulos	Empreendimento	Contratos e Congêneres

73105 - Transferências a Estados, Distrito Federal e Municípios
73901 — Fundo Constitucional do Distrito Federal

DF	15.846.0222.10AF.0002	APOIO À IMPLANTAÇÃO DO SISTEMA DE TRENS URBANOS NO DISTRITO FEDERAL – DF - APOIO À IMPLANTAÇÃO DO METRO DO DISTRITO FEDERAL – DF Contratação na modalidade de empreitada por preços unitários das obras, serviços e fornecimento de bens necessários à implantação do Metrô-DF (trecho da Estação 23 à Estação 27).	Contrato 001/92-MC/Novacap

DECRETO Nº 5.094, DE 1º DE JUNHO DE 2004.

Amplia os limites de que tratam os Anexos I, II, IV e V do Decreto nº 5.027, de 31 de março de 2004, e dá outras providências.

O PRESIDENTE DA REPÚBLICA, no uso da atribuição que lhe confere o art. 84, inciso IV, da Constituição, e tendo em vista o disposto no art. 9º, § 1º, da Lei Complementar nº 101, de 4 de maio de 2000, e no art. 69, § 1º, da Lei nº 10.707, de 30 de julho de 2003,

DECRETA:

Art. 1º Os limites de que tratam os Anexos I, II, IV e V do Decreto nº 5.027, de 31 de março de 2004, ficam ampliados na forma dos Anexos I, II, III e IV deste Decreto.

Art. 2º O inciso II do art. 12 do Decreto nº 4.992, de 18 de fevereiro de 2004, passa a vigorar com a seguinte redação:

> "II - ampliar os limites de que tratam os Anexos referidos no art. 4º deste Decreto até o montante de R$ 1.962.130.000,00 (um bilhão, novecentos e sessenta e dois milhões e cento e trinta mil reais);" (NR)

Art. 3º Os Anexos VIII, IX e XI do Decreto nº 5.027, de 2004, passam a vigorar na forma dos Anexos V, VI e VII deste Decreto, respectivamente.

Art. 4º A demonstração da compatibilidade entre os limites de pagamento e o cumprimento da meta de superávit primário, de que trata o art. 69, § 1º, inciso IV, da Lei nº 10.707, de 30 de julho de 2003, é a constante do Anexo VII deste Decreto.

Art. 5º A folha salarial de todas as unidades administrativas de uma mesma Unidade Orçamentária integrante do Sistema Integrado de Administração de Recursos Humanos - SIAPE passa a ter sua execução orçamentária e financeira, a partir do mês de competência junho, registrada no Sistema Integrado de Administração Financeira do Governo Federal - SIAFI em uma única Unidade Gestora.

§ 1º Fica facultado o uso de uma mesma Unidade Gestora para a execução da folha salarial de mais de uma Unidade Orçamentária.

§ 2º A Unidade Gestora ficará responsável pela classificação e registro contábil da despesa referida no **caput**, em conformidade com os lançamentos da Unidade Pagadora no SIAPE.

§ 3º A Unidade Pagadora do SIAPE é responsável pela integridade e adequação dos lançamentos da folha salarial.

Art. 6º Este Decreto entra em vigor na data de sua publicação.

Brasília, 1º de junho de 2004; 183º da Independência e 116º da República.

LUIZ INÁCIO LULA DA SILVA
Antonio Palocci Filho
Guido Mantega

Este texto não substitui o publicado no D.O.U. de 2.6.2004

ANEXO I

ACRÉSCIMO DOS LIMITES PARA MOVIMENTAÇÃO E EMPENHO
(ANEXO I DO DECRETO Nº 5.027, DE 31 DE MARÇO DE 2004)

					R$ Mil
ÓRGÃOS E/OU UNIDADES ORÇAMENTÁRIAS			OUTRAS DESP. CORRENTES	INVEST. + INVERS. FINANCEIRAS	TOTAL

http://www.stn.fazenda.gov.br/legislacao/Decreto_de_Programacao_Financeira_5094/DE... 6/11/2004

22000	MIN. DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	3.400		3.400
30000	MIN. DA JUSTIÇA	70.000		70.000
39000	MIN. DOS TRANSPORTES		12.000	12.000
42000	MIN. DA CULTURA	45	2.355	2.400
52000	MIN. DA DEFESA	40.000	60.000	100.000
53000	MIN. DA INTEGRAÇÃO NACIONAL		6.500	6.500
54000	MIN. DO TURISMO	15.000	3.200	18.200
56000	MIN. DAS CIDADES	2.128	14.372	16.500
	RESERVA			893.100
	TOTAL	130.573	98.427	1.122.100

FONTES: 100, 111, 112, 113, 115, 116, 118, 120, 127, 129, 130, 131, 132, 133, 134, 135, 139, 141, 142, 147, 148, 149, 151, 153, 155, 157, 158, 162, 164, 172, 174, 175, 176, 180, 246, 247, 249, 280, 293, e suas correspondentes, resultantes da incorporação de saldos de exercícios anteriores.

ANEXO II

ACRÉSCIMO DOS LIMITES PARA MOVIMENTAÇÃO E EMPENHO

(ANEXO II DO DECRETO Nº 5.027, DE 31 DE MARÇO DE 2004)

R$ Mil

ÓRGÃOS E/OU UNIDADES ORÇAMENTÁRIAS		OUTRAS DESP. CORRENTES	INVEST. + INVERS. FINANCEIRAS	TOTAL
30000	MIN. DA JUSTIÇA	12.000		12.000
	TOTAL	12.000		12.000

FONTES: 150, 181, 250, 281, e suas correspondentes, resultantes da incorporação de saldos de exercícios anteriores.

ANEXO III

ACRÉSCIMO AOS LIMITES DE PAGAMENTO RELATIVOS A DOTAÇÕES CONSTANTES DA LEI ORÇAMENTÁRIA PARA 2004 E AOS RESTOS A PAGAR DE 2003.

(ANEXO IV DO DECRETO Nº 5.027, DE 31 DE MARÇO DE 2004)

R$ Mil

	ÓRGÃOS E/OU UNIDADES ORÇAMENTÁRIAS	ATÉ JUN	ATÉ JUL	ATÉ AGO	ATÉ SET	ATÉ OUT	ATÉ NOV	ATÉ DEZ
26000	MIN. DA EDUCAÇÃO	132.800	132.800	132.800	132.800	132.800	132.800	132.800
30000	MIN. DA JUSTIÇA	70.000	70.000	70.000	70.000	70.000	70.000	70.000
39000	MIN. DOS TRANSPORTES	12.000	12.000	12.000	12.000	12.000	12.000	12.000
42000	MIN. DA CULTURA	2.400	2.400	2.400	2.400	2.400	2.400	2.400
52000	MIN. DA DEFESA	100.000	100.000	100.000	100.000	100.000	100.000	100.000
53000	MIN. DA INTEGRAÇÃO NACIONAL	6.500	6.500	6.500	6.500	6.500	6.500	6.500
54000	MIN. DO TURISMO	15.000	15.000	15.000	15.000	15.000	15.000	15.000
56000	MIN. DAS CIDADES	16.500	16.500	16.500	16.500	16.500	16.500	16.500
	TOTAL	355.200	355.200	355.200	355.200	355.200	355.200	355.200

Fontes: 100, 111, 112, 113, 115, 116, 118, 120, 127, 129, 130, 131, 132, 133, 134, 135, 139, 141, 142, 147, 148, 149, 151, 153, 155, 157, 158, 162, 164, 172, 174, 175, 176, 180, 246, 247, 249, 280, 293, e suas correspondentes, resultantes da incorporação de saldos de exercícios anteriores.

ANEXO IV

ACRÉSCIMO AOS LIMITES DE PAGAMENTO RELATIVOS A DOTAÇÕES

CONSTANTES DA LEI ORÇAMENTÁRIA PARA 2004 E AOS RESTOS A PAGAR DE 2003.

(ANEXO V DO DECRETO Nº 5.027, DE 31 DE MARÇO DE 2004)

								R$ Mil
	ÓRGÃOS E/OU UNIDADES ORÇAMENTÁRIAS	ATÉ JUN	ATÉ JUL	ATÉ AGO	ATÉ SET	ATÉ OUT	ATÉ NOV	ATÉ DEZ
30000	MIN. DA JUSTIÇA	12.000	12.000	12.000	12.000	12.000	12.000	12.000

Fontes: 150, 181, 250, 281, e suas correspondentes, resultantes da incorporação de saldos de exercícios anteriores.

ANEXO V

ARRECADAÇÃO/PREVISÃO DAS RECEITAS FEDERAIS - 2004

LÍQUIDA DE RESTITUIÇÕES

							R$ Milhões
RECEITAS	REALIZADA		PREVISTA				
	1° Bimestre	2° Bimestre	3° Bimestre	4° Bimestre	5° Bimestre	6° Bimestre	Total
IMPOSTO SOBRE A IMPORTAÇÃO	1.148	1.513	1.332	1.502	1.401	1.290	8.186
IMPOSTO SOBRE A EXPORTAÇÃO	4	14	5	9	11	4	47
IMPOSTO SOBRE PRODUTOS INDUSTRIALIZADOS	2.946	3.386	3.449	3.614	3.606	3.905	20.905

I.P.I. – FUMO	429	322	378	399	379	455	2.362
I.P.I. – BEBIDAS	363	303	357	283	294	372	1.973
I.P.I. - AUTOMÓVEIS	361	495	560	621	503	546	3.085
I.P.I. - VINCULADO À IMPORTAÇÃO	639	885	709	787	796	730	4.546
I.P.I. – OUTROS	1.154	1.382	1.444	1.523	1.634	1.802	8.939
IMPOSTO SOBRE A RENDA	17.127	16.876	12.018	10.714	13.689	16.876	87.301
I.R. - PESSOA FÍSICA	488	1.789	1.180	1.010	823	578	5.869
I.R. - PESSOA JURÍDICA	7.435	6.564	4.317	5.044	5.522	5.222	34.106
I.R. - RETIDO NA FONTE	9.203	8.522	6.521	4.659	7.344	11.076	47.325
I.R.R.F. - RENDIMENTOS DO TRABALHO	4.058	4.725	2.898	971	3.382	5.793	21.827
I.R.R.F. - RENDIMENTOS DO CAPITAL	3.793	2.365	2.326	2.493	2.508	3.481	16.966
I.R.R.F. - REMESSAS PARA O EXTERIOR	828	923	758	663	917	1.119	5.208
I.R.R.F. - OUTROS RENDIMENTOS	525	510	540	531	538	683	3.325
I.O.F. - IMPOSTO S/ OPERAÇÕES FINANCEIRAS	822	831	818	805	879	933	5.088
I.T.R. - IMPOSTO TERRITORIAL RURAL	16	15	22	21	183	49	306
CPMF - CONTRIB. MOVIMENTAÇÃO FINANCEIRA	4.043	4.137	4.305	3.911	4.388	4.998	25.782
COFINS - CONTRIBUIÇÃO SEGURIDADE SOCIAL	11.116	11.605	12.804	12.543	13.617	14.116	75.801
CONTRIBUIÇÃO PARA O PIS/PASEP	3.279	2.861	3.256	3.224	3.430	3.636	19.687
CSLL - CONTRIBUIÇÃO SOCIAL S/ LUCRO LÍQUIDO	3.856	3.426	2.504	2.991	3.263	2.870	18.910
CIDE - COMBUSTÍVEIS	1.339	1.277	1.440	1.349	1.419	1.349	8.173
Continuação do Anexo V							R$ Milhões
RECEITAS	REALIZADA		PREVISTA				
	1° Bimestre	2° Bimestre	3° Bimestre	4° Bimestre	5° Bimestre	6° Bimestre	Total
CONTRIBUIÇÃO PARA O FUNDAF	44	49	53	57	60	79	343
OUTRAS RECEITAS ADMINISTRADAS	419	441	376	433	443	486	2.598
RECEITAS DE LOTERIAS	214	216	199	199	199	199	1.225
CIDE-APOIO TECNOLÓGICO	108	90	83	80	90	104	555
DEMAIS	98	135	94	154	154	183	818
REFIS	128	112	206	160	173	154	932
PAES	435	457	446	446	446	446	2.677
RECEITA ADMINISTRADA	46.722	46.998	43.036	41.779	47.009	51.191	276.735

ANEXO VI

PREVISÃO DA RECEITA DO GOVERNO CENTRAL - 2004

RECEITA POR FONTE DE RECURSOS (*)

							R$ milhões
DISCRIMINAÇÃO	REALIZADA	PREVISTA					
	1° Bim.	2° Bim.	3° Bim.	4° Bim.	5° Bim.	6° Bim.	Total

http://www.stn.fazenda.gov.br/legislacao/Decreto_de_Programacao_Financeira_5094/DE... 6/11/2004

RECEITA ARRECADADA PELO TESOURO NACIONAL	50.957	50.668	46.652	46.032	51.272	54.502	300.083
ADMINISTRADA PELA SRF (*)	46.722	46.998	42.972	41.715	46.945	51.119	276.471
CONTRIBUIÇÃO SEGURIDADE SERVIDORES	748	702	918	938	888	1.405	5.599
DEMAIS	3.487	2.968	2.761	3.379	3.439	1.978	18.012
RECEITA ARRECADADA POR OUTROS ÓRGÃOS	15.339	17.422	17.318	17.857	18.087	23.567	109.590
CONTRIBUIÇÃO DOS EMP. E TRAB. P/SEG. SOCIAL	12.963	14.336	14.828	14.830	15.424	20.786	93.167
CONTRIBUIÇÃO PARA O SALÁRIO-EDUCAÇÃO	828	739	726	750	748	921	4.711
CONTRIBUIÇÃO AO FGTS (LC 110/01)	0	0	392	392	392	392	1.566
DEMAIS	1.549	2.347	1.372	1.886	1.523	1.469	10.145
TOTAL	66.296	68.089	63.969	63.889	69.359	78.070	409.672
(*) LÍQUIDA DE RESTITUIÇÕES E INCENTIVOS FISCAIS							

ANEXO VII

RESULTADO PRIMÁRIO DOS ORÇAMENTOS FISCAL, DA SEGURIDADE SOCIAL
E DAS EMPRESAS ESTATAIS FEDERAIS - 2004

R$ bilhões

DISCRIMINAÇÃO	Jan-Ago	Jan-Dez
1. RECEITA TOTAL	**205,1**	**316,5**
1.1 Administrada pela SRF	178,4	276,5
1.2 Receitas Não Administradas	26,0	38,5
1.3 Contribuição ao FGTS (LC 110/01)	0,8	1,6
2. TRANSF. A EST. E MUNIC.	**41,2**	**62,1**
2.1 FPE/FPM/IPI Est. Exp.	32,8	49,2
2.2 Demais	8,3	12,9
3. RECEITA LÍQUIDA (I-II)	**164,0**	**254,4**
4. DESPESAS	**118,2**	**184,6**
4.1 Pessoal	55,5	85,4
4.2 Outras Correntes e de Capital	62,8	99,2
4.2.1 Contribuição ao FGTS (LC 110/01)	0,8	1,6
4.2.2 Não Discricionárias	19,6	31,2
4.2.3 Discricionárias - LEJU + MPU	2,3	3,7

4.2.4 Discricionárias - Poder Executivo	40,1	62,7
5. RESULTADO DO TESOURO	**45,7**	**69,8**
6. RESULTADO DA PREVIDÊNCIA	**(17,1)**	**(29,2)**
6.1 Arrecadação Liquida do INSS	57,0	93,2
6.2 Benefícios da Previdência	74,1	122,4
7. DISCREPÂNCIA ESTATÍSTICA	**0,3**	**0,3**
8. RESULTADO PRIMÁRIO DO OF E DO OSS (5+6+7)	**29,0**	**40,9**
9. RESULTADO PRIMÁRIO DAS EMPRESAS ESTATAIS FEDERAIS	**6,9**	**11,9**
10. RESULTADO PRIMÁRIO DO GOVERNO FEDERAL (8+9)	**35,8**	**52,8**

Publicado no Diário Oficial em 02/06/2004.